UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

MIZUHO

Mizuho Financial Group

FY2018 (April 1, 2018 – March 31, 2019)

(Securities Code 8411)

By making progress on transitioning to the next generation of financial services through the implementation of our new business plan, we strive to respond to the trust placed in us by our shareholders

Results of operations and dividend payouts	Point 1	We resolved structural issues ahead of schedule and maintained an adequate level of capital	p. 7
	Point 2	An annual dividend of JPY 7.50 per share of common stock for fiscal year 2018 was paid as initially estimated at the beginning of this fiscal year	p. 10

Strategy to create new Mizuho	Point 3

Mizuho’s efforts in the past year We have implemented changes to the structure and foundations of our business, further integrated the “customer first” principle into everything we do, and fundamentally increased productivity

p. 14
	Point 4	Mizuho in the future We have launched the 5-Year Business Plan – Transitioning to the Next Generation of Financial Services as our new business plan	p.16
	Point 5	To bring fruitfulness to each customer and the economies, industries and the societies in which we operate, over the next 10 years and beyond	p. 18

Governance system to support our sustainable growth	Point 6	We have established our characteristic governance system in order to pursue increased effectiveness	p. 22
	Point 7	Executive compensation system revised in order to ensure an attitude towards improvement of corporate value shared with shareholders	p. 26

External recognition	Point 8	Our initiatives have been recognized highly by various external institutions	p. 28

Toward further improvement of trust	Point 9	We respond sincerely to the voices of our shareholders	p. 29

∎ Message to our shareholders	p. 7

∎ Convocation notice of the 17th Ordinary General Meeting of Shareholders	p. 32

∎ Reference materials for the General Meeting of Shareholders	p. 35
Company’s proposal (Proposal 1)	p. 35
Shareholders’ proposal (Proposal 2)	p. 55

∎ Business Report for the 17th Fiscal Year	p. 58
1. The current state of Mizuho Financial Group, Inc.	p. 58
2. Matters regarding directors and executive officers	p. 93
3. Matters regarding outside directors	p. 112
4. Matters regarding Mizuho Financial Group’s shares	p. 114
5. Matters regarding stock acquisition rights of Mizuho Financial Group	p. 117
6. Matters regarding Independent Auditor	p. 119
7. Structure for ensuring appropriate conduct of operations	p. 121
8. Matters regarding specified wholly-owned subsidiary	p. 138
9. Other	p. 139

∎ Consolidated Financial Statements and other related documents	p. 140
Consolidated Financial Statements	p. 140
Non-Consolidated Financial Statements	p. 143
Audit Report	p. 146

∎ Reference	p. 152
Policy regarding Mizuho Financial Group’s cross-shareholdings of other listed companies	p. 152

Compatibility table for Corporate Governance Code

Code No.	Contents of code	Reference page

1.3	Basic strategy for capital policy	p. 11~13

1.4	Cross-shareholdings	p. 152~153

2.1, 3.1 i)	Disclosure of business principles, business strategies and business plan	p. 16~21, 66~78

2.3, 2.3.1	Sustainability issues, including social and environmental matters	p. 18~21, 71

2.4	Ensuring diversity, including active participation of women	p. 21

3.1 ii)	Basic view on corporate governance	p. 22

3.1 iii)	Policies and procedures for determining compensation for directors and executive officers	p. 26, 103~107

3.1 v)	Reasons for appointment as a director and an executive officer	p. 37~51, 99~102

4.1.2	State of achievement of mid-term business plan and analysis thereof	p. 7~9, 64~65

4.2, 4.2.1	Sound incentive in the compensation for directors and executive officers	p. 26, 103~107

4.7	Roles and responsibilities of independent outside directors	p. 22~25

4.8, 4.8.1	Effective use of independent outside directors	p. 22~25

4.9	Independence standards and qualification for independent outside directors	p. 54

4.11, 4.11.1	Views on the composition, diversity and expertise of directors for securing the effectiveness of the Board of Directors	p. 35~36

4.11.2	Number of directors with concurrent offices	p. 37~51, 93~95

4.11, 4.11.3	Analysis and evaluation of the effectiveness of the Board of Directors	p. 22~23

Note:    The above table shows policy excerpts from the Corporate Governance Code which are described in this convocation notice of the ordinary general meeting of shareholders.

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2018, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

We resolved structural issues ahead of schedule and maintained an adequate level of capital

∎ Highlight of financial results (consolidated)

Profit Attributable to Owners of Parent decreased significantly on a year-on-year basis due primarily to losses recorded in light of the structural reforms. Profit Attributable to Owners of Parent excluding disposal of one-time losses of JPY 695.4 billion, was JPY 581.8 billion, which was an increase on a year-on-year basis.

Regarding Consolidated Net Business Profits, while customer divisions showed increases worldwide, the markets division decreased primarily due to our efforts to ensure the soundness of our bond portfolio, including non-Japanese bonds.

Exceeded the target of the previous medium-term business plan.

∎ Previous medium-term business plan (financial targets)

	Previous medium-term business plan FY2018 target	FY2018 (results)	FY2018 (results) (before disposal of one-time losses)

CET1 ratio[1]	Approx. 10%	10.71%	-

Consolidated ROE[2]	Approx. 8%	1.2%	7.4%

RORA (based on Profit Attributable to Owners of Parent)	Approx. 0.9%	0.1%	1.0%

Proportion of non-interest income[3]	Approx. 60%	56%	-

Cross-shareholding disposal[4]	JPY 550 billion reduction	JPY 543 billion reduction (approx. JPY 580 billion reduction on an agreement basis)	-

Expense ratio[5]	Approx. 60%	78.8%	71.1%

1.	Basel III fully-effective basis (based on current regulations), excluding Net Unrealized Gains on Other Securities.
2.	Excluding Net Unrealized Gains on Other Securities.
3.	The range of management account companies has changed since FY 2017 (the FY2015 result was unchanged).
4.	Shares listed on the Japanese stock markets, acquisition cost basis, cumulative amount from FY2015 to FY2018.
5.	Group aggregated.

(Reference) Details of losses in light of structural reform
Losses on Impairment of Fixed Assets	JPY 500.7 billion
Losses pertaining to the restructuring of securities portfolio and others	JPY 194.7 billion
Total	JPY 695.4 billion

An annual dividend of JPY 7.50 per share of common stock for fiscal year 2018 was paid as initially estimated at the beginning of this fiscal year

∎ Year-end cash dividend for fiscal year 2018

Annual cash dividend on common stock for fiscal year 2018: JPY 7.50 per share of common stock

	Cash dividend for FY2018 (annual dividend)	Amount of fiscal year-end cash dividend out of annual cash dividend

Cash dividend per share of common stock	JPY 7.50	JPY 3.75

Total cash dividend	JPY 190.3 billion	JPY 95.1 billion

Profit Attributable to Owners of Parent	JPY 96.5 billion

∎ As for our policy to return profits to shareholders for fiscal year 2018, we have implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration.

∎ Our Board of Directors has considered thoroughly and decided to maintain the dividend for fiscal year 2018 at JPY 7.50 per share of common stock, although our net income declined significantly to JPY 96.5 billion in fiscal year 2018 as a result of recording losses in light of structural reform. To make such decision, our Board of Directors has considered that our Common Equity Tier 1 capital ratio, which is the foundation of fulfilling stable financial functions, exceeded the target of the previous medium-term business plan, i.e. 10% as of March 31, 2019, and that we aim to implement a steady dividend payout policy, and has taken into account our business environment comprehensively such as future earnings forecasts, profit base, status of capital adequacy, and domestic and international regulatory trends such as the Basel framework.

New policy to return profits to shareholders

We have been implementing disciplined capital management policy by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders.

We revised our policy to return profits to shareholders based on our new business plan on this occasion.

(New) policy to return profits to shareholders

We are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage.

We will comprehensively consider the business environment such as Mizuho Financial Group’s business results, profit base, status of capital adequacy, and domestic and international regulatory trends such as the Basel framework in determining the returns to shareholders for each term.

Points of revision

• The steady dividend payout policy, which we previously adopted and have pursued, is clearly expressed more than ever before.

• To aim for the enhancement of returns to shareholders in the future is clearly set forth in our policy.

- Share repurchases will be included as an available option in considering the means for enhancing returns to shareholders, according to the status of our capital and earnings.

The recent revisions to our policy to return profits to shareholders were determined by our Board of Directors after thorough consideration of various factors such as evaluation of our returns to shareholders in the past and the appropriateness of such revisions in light of our new business plan.

All of the directors will endeavor to engage in the management of Mizuho Financial Group, Inc. by fully understanding the significant responsibility that they bear as a result of having received the mandate of our shareholders, as well as by continuing to be keenly aware that they must make optimal decisions with respect to returns to shareholders from the perspective of the medium- to long-term interests of our shareholders.

Mizuho's efforts in the past year

November 2018
We agreed the following two (2) matters with LINE Corporation:
- To execute new share issues by LINE Credit Corporation through third-party allotment to Mizuho Bank, Ltd. and Orient Corporation, and LINE Financial Corporation in order to provide "LINE Score," which is a scoring service for individual customers, and "LINE Pocket Money," which is an unsecured loans service for individual customers; and
- To establish a joint venture to prepare for the establishment of a new bank through Mizuho Bank, Ltd. and LINE Financial Corporation.

January 2019
In terms of processing hand-written documents and non-standard forms, we successfully conducted proof-of-concept testing on a solution for the highly accurate digitization of character information using AI, OCR and RPA technology. We also undertook initiatives to improve the operational efficiency of the entire financial industry by collaborating with regional financial institutions that utilize this solution.

June 2018
We put into effect our Policies on Specific Industrial Sectors, prescribing that with respect to certain industries where there is a high possibility that our involvement with the relevant client could contribute to adverse environmental or social impacts, we will determine whether to engage in business transactions with such clients after conducting appropriate due diligence based on the characteristics of the services we are providing.

April 2018
We established Mizuho Membership One (MMOne), Mizuho's membership services for corporate clients, operated by Mizuho Bank, Ltd. and Mizuho Research Institute, Ltd., which is the largest of its kind among Japanese banks.

March 2019
Mizuho Securities Europe GmbH ("Mizuho Securities Europe"), a subsidiary of Mizuho Securities Co., Ltd. in Germany, commenced operations in March 2019. With the launch of Mizuho Securities Europe, we have ensured a system that enables us to provide services to customers across Europe and around the world regardless of the status of Brexit negotiations.

Launch of new business plan in and from FY2019

Please see the following pages with respect to the details.

2019
12
1
2
3

March 2019
Mizuho Bank, Ltd. launched a new bank digital currency platform called J-Coin Pay, which is a smartphone-based payment service utilizing QR codes, in cooperation with approximately 60 other financial institutions.

Result of collaboration among banking, trust banking and securities functions

Joint offices (Japan)

Mizuho in the future

We have launched the 5-Year Business Plan – Transitioning to the Next Generation of Financial Services as our new business plan

∎ Our ideas embodied in the plan

Under the new business plan, we will promote forward-looking structural reforms focused on three interconnected areas: business structures, finance structures and corporate foundations in order to transition to the next generation of financial services by resolving the mismatch that have arisen in the allocation of corporate resources, such as branches and human resources, and respond to new customer needs.

To this end, we will combine the strengths that we have cultivated thus far using digitalization initiatives and the like in order to create new value incorporating both financial and non-financial products and services and enables us to forge new forms of partnerships with our customers.

Through these initiatives, we will build a stronger and more resilient financial group that our customers can depend on in the coming era.

∎ Framework of the new business plan

∎ Five years to make the transition to the next generation of financial services

Digitalization initiatives to make the transition to the next generation of financial services

We are carrying out our digitalization initiatives to make the transition to the next generation of financial services by collaborating with companies outside the group and those in other industries.

Launch of J-Coin Pay, a smartphone payment service

We launched a new bank digital currency platform called J-Coin Pay, a smartphone payment service using QR codes, in cooperation with approximately 60 other financial institutions.

J-Coin Pay allows customers to make payments, send and receive transfers, and perform other financial transactions all on their smartphones. Customers are also able to use the J-Coin Pay smartphone app to move funds between their J-Coin Pay accounts and their deposit accounts at their financial institutions for free, anytime and anywhere. More financial institutions, users and affiliate merchants are to take part in the future.

AI-based solution for automating data processing

In terms of processing hand-written documents and non-standard forms, we successfully conducted proof-of-concept testing on a solution for the highly accurate digitization of character information using artificial intelligence (AI), optical character recognition (OCR) and robotic process automation (RPA) technology. Based on the results of the proof-of-concept testing on requests for direct debits from accounts, manual data-entry was reduced by approximately 80%.

With the aim to improve the operational efficiency of the entire financial industry, we started collaborating with regional financial institutions that utilize this solution.

To bring fruitfulness to each customer and the economies, industries and the societies in which we operate, over the next 10 years and beyond

∎ Values to be brought to our stakeholders

Through the initiatives under the new business plan, we will create new value for our stakeholders.

∎ Sustainability for Mizuho Financial Group

From the standpoint of creating economic, industrial and social value through sustainable and stable growth, we will select our key sustainability areas and take proactive approaches to achieving the SDGs (Sustainable Development Goals).

Sustainability for Mizuho Financial Group	Achieving sustainable and stable growth for the group, and through this growth, contributing to the sustainable development and prosperity of the economy, industry, and society around the world

Process for selecting key sustainability areas

What are SDGs?

The SDGs (Sustainable Development Goals) are a collection of 17 goals, adopted at the United Nations Sustainable Development Summit in September 2015, which aim at creating a sustainable society by 2030. In Japan, initiatives to achieve the SDGs are being promoted not only by the Japanese government, but also by many companies and other organizations.

Key sustainability areas

Business	Declining birthrate and aging of the population, health and lengthening lifespans	• Asset formation for the future • Expansion of our services in response to the declining birthrate and aging of the population • Greater convenience in response to diversification of lifestyles	Creating alliances and collaborative relationships with a diverse range of stakeholders

Industrial development and innovation

•  Supporting smooth business succession

•  Responding to changes in industrial structures

•  Making further progress in innovation

•  Activating economic communities in Asian economies

•  Building resilient infrastructure

	Sound economic growth	• Strengthening the function of global financial and capital markets • Shifting to a cashless society • Creating social systems based on environmental changes

	Environmental consciousness	• Ensuring a stable energy supply and responding to climate change

Business foundations	Governance

•  Enhancement of corporate governance

•  Risk management, improvement of our IT systems and compliance

•  Disclosure of information in a fair, timely and appropriate manner in conjunction with dialogue with our stakeholders

	Personnel	• Talent development and creation of a rewarding workplace environment

Environment and society

•  Respecting human rights and being conscious of the environment in investment and financing.

•  Responding to climate change

•  Promoting financial and economic education and social and local contribution activities

We have established our characteristic governance system in order to pursue increased effectiveness

Governance system

Directors who have received the mandate of the shareholders of Mizuho Financial Group have established our characteristic governance system with distinct features.

∎ Principal features of our governance system

• A Company with Three Committees structure has been adopted.

- Capable of providing the most effective performance of the functions of the Board of Directors, the three legally-required committees and executive officers as defined in the Companies Act.

• Separation of supervision and execution

Structure

-  Making supervision of the management the primary focus of the Board of Directors and delegating decisions on business execution to executive officers as defined in the Companies Act, to the maximum extent possible.

• The Chairman of the Board of Directors shall be an outside director.

- The core members of the Board of Directors are outside directors.

• The members of the Nominating and Compensation Committees shall all be outside directors.

Fairness and transparency	• The Chairmen of the Nominating, Compensation and Audit Committees shall all be outside directors.
- Decision making with respect to matters such as appointment and dismissal of the management and the compensation therefor, will be conducted mainly by outside directors.

• Appropriate disclosure based on the Corporate Governance Code.

Efforts toward improvement in effectiveness of the Board of Directors

We make efforts to carry out high-quality discussions at the Board of Directors meetings by means of conducting Outside Director Sessions and offsite meetings regarding business operations and holding other opportunities for discussion.

Outside Director Sessions

Fiscal year	Number of meetings	Details

2018	2 meetings

Exchanged opinions concerning the manner of operation of the Board of Directors, how to proceed with evaluation of the effectiveness of the Board of Directors and formulation of the new business plan, and discussed other issues.

Offsite meetings regarding business operations

Fiscal year	Number of meetings	Details

2018	21 meetings	Discussed the new business plan, major management issues, major issues at each company and other topics.

∎ Outline of each structure and operation status in FY 2018 of the Board of Directors and the three legally-required committees

Board of Directors	The Chairman of the Board of Directors is an outside director. The majority of the Board of Directors are non-executive directors.

The Board of Directors makes decisions on business execution such as the basic management policy and supervises directors and executive officers as defined in the Companies Act.

Operational status

The Board of Directors held 14 meetings in the fiscal year 2018 and had high-quality discussions regarding issues in relation to the formulation of the new business plan and other subjects. In addition, the Board of Directors received reports on such topics as the status of risk governance, risk management, compliance and internal audit.

Areas of expertise of outside directors Management Law Finance / accounting Economic and fiscal policy

Nominating Committee	All of the members are outside directors.

The Nominating Committee, among other things, makes decisions on the content of proposals regarding the appointment and dismissal of directors that are submitted to general meetings of shareholders.

Operational status

The Committee held 8 meetings in the fiscal year 2018 and, aside from conducting other matters, decided on the candidates for directors of Mizuho Financial Group and approved the selection of directors of the Three Core Companies. In addition, the Committee received reports on the status of formulation and operation of the succession plan and asked for advice thereon.

Areas of expertise of outside directors

Management

Law

Economic and fiscal policy

Compensation Committee	All of the members are outside directors.

The Compensation Committee determines the policy for determination of executive compensation and the compensation for each individual director and executive officer (as defined in the Companies Act) of Mizuho Financial Group and conducts other matters.

Operational status

The Committee held 11 meetings in the fiscal year 2018 and identified issues regarding the executive compensation system for Mizuho Financial Group and the Three Core Companies and revised it accordingly. Aside from conducting other matters, the Committee also decided on the compensation of individual directors and executive officers as defined in the Companies Act of Mizuho Financial Group and approved the compensation of individual directors of the Three Core Companies.

Areas of expertise of outside directors

Management

Law

Finance / accounting

Audit Committe	The majority of the members are outside directors.

The Audit Committee audits the legality and appropriateness of the execution of duties by directors and executive officers as defined in the Companies Act.

Operational status

The Committee held 17 meetings in the fiscal year 2018 and received reports on such matters as the circumstances regarding the execution of duties by directors and executive officers as defined in the Companies Act, including the management administration for the group companies. Receiving the reports, the Committee principally confirmed the effectiveness of the Structure for Ensuring Appropriate Conduct of Operations (internal control system) and provided opinions in a timely manner.

Areas of expertise of outside directors Management Law Finance / accounting

Executive compensation system revised in order to ensure an attitude towards improvement of corporate value shared with shareholders

∎ Compensation system for executives responsible for business execution

Mainly intending to increase the incentive for each officer to fulfill their designated function to the fullest for the purpose of improving corporate value, we revised the compensation system in July 2018, as follows:

Please see pages 104~105 for details of the compensation system.

Compensation system

•  Designed so that Performance Payments and part of Stock Compensation are linked to the consolidated net business profits and other bases in order to function as an incentive for improving corporate value.

• The percentage of Stock Compensation is set to be over 30%.

<Compensation system for executives responsible for business execution (image)>

Compensation determination process taken by outside directors

The Compensation Committee, comprised exclusively of outside directors all of whom are sufficiently independent from the management of the group, is deeply involved in the process of determining executive compensation and ensuring both the objectivity and transparency of that process.

Members of the Compensation Committee (all of which are outside directors)

Chairman
Tatsuo Kainaka	Tetsuo Seki	Takashi Kawamura	Hirotake Abe
Major personal history	Major personal history	Major personal history	Major personal history

∎ Superintending Prosecutor of the Tokyo High Public Prosecutors Office ∎ Justice of the Supreme Court ∎ Attorney-at-law (current)	∎ Director, Representative Director and Executive Vice President of Nippon Steel Corporation ∎ President (Representative Director) of the Shoko Chukin Bank, Ltd.	∎ Representative Executive Officer, Chairman, President and Chief Executive Officer and Director of Hitachi, Ltd.	∎ CEO of Tohmatsu & Co. ∎ Certified public accountant (current)

<Process to determine Executive compensation and the Compensation Committee’s involvement therein (image)>

* Directors and executive officers as defined in the Companies Act of the Company and the Three Core Companies (Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.) are eligible.

Our initiatives have been recognized highly by various external institutions

Customer first principle

In the R&I Customer-oriented Investment Trust Sales Company Rating by Rating and Investment Information, Inc., which examines how financial enterprises operate their customer-oriented business operations, all four companies – Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd. – earned a rating of S, which is the highest rating among the companies examined in 2018.

Financial innovation

We were selected as a Competitive IT Strategy Company Stock for the third consecutive year by the Ministry of Economy, Trade and Industry and the Tokyo Stock Exchange. We were recognized for our active efforts to strengthen our competitiveness and create new value through technological innovation.

Our initiatives regarding cybersecurity and the like earned the IT Promotion Award in the 36th IT Awards competition held by the Japan Institute of Information Technology.

Encouraging the active participation of our workforce

We were selected under the 2019 Health & Productivity Stock Selection, which is jointly administered by the Ministry of Economy, Trade and Industry and the Tokyo Stock Exchange.

We were recognized for our approach to employee health and well being by putting into practice strategic workforce health management initiatives.

We were recognized as being actively engaged in promoting the participation of our female employees, and received Nadeshiko Brand designation, conferred jointly by Japan’s Ministry of Economy, Trade and Industry, and the Tokyo Stock Exchange.

Our initiatives to create a more inclusive environment for LGBT and other sexual minorities earned, for the third consecutive year, a top rating of gold in the Pride Index by work with Pride, a voluntary Japanese organization that supports the establishment and promotion of LGBT-related diversity management.

Disclosures

We received various awards in recognition of our proactive and advanced online disclosure practices. Our website was recognized for containing in-depth information and being easy to use and understand.

We respond sincerely to the voices of our shareholders

We are actively working to enhance two-way communication with our shareholders by utilizing the general meetings of shareholders, publication of booklets and other means. In this section, we will report on the most recent general meeting of shareholders and the valuable comments we have received from our shareholders.

∎ The 16th ordinary general meeting of shareholders (held on June 22, 2018)

• Outline of general meeting of shareholders
Place	Tokyo International Forum
Number of shareholders present	279,780
Number of shareholders attended	2,246
Number of shareholders who asked questions or made comments	10

• Principal questions involved:

•	Approach to improving stock prices
•	Differentiation strategy in the technology field
•	Rationale of the Nominating Committee for selection of the Group CEO

• Questionnaire results

We obtained answers from 1,324 shareholders at the venue.

We sincerely appreciate the cooperation of our shareholders. The following is a selection of results from this questionnaire:

Understandability of the explanations provided

• Was the business report understandable? (Here, we show the result regarding the understandability of the report by the President):

• Were the officers’ answers to questions understandable?

How did your impression of Mizuho Financial Group change after this general meeting of shareholders?

In addition to the above, we received valuable comments from approximately 620 shareholders regarding matters such as the meeting proceedings, answers to questions, and procedures and guidance given at the reception desk.

While we received praise from many shareholders, such as “easy to understand” and “satisfactory,” we also received comments that requested we make an effort to further enhance the general meetings of shareholders. We will continue to strive to conduct the general meeting of shareholders in a more understandable manner and to encourage our shareholders to support us.

∎ Shareholders’ newsletter (the 17th interim period report to our shareholders issued in December 2018)

We truly appreciate the valuable comments we received from 4,787 shareholders. We will incorporate them in our future publications and IR activities.

Was the newsletter understandable?

How did your impression of Mizuho Financial Group change after reading the newsletter?

Additional comments (from approximately 1,350 shareholders)

The comments were primarily related to the following issues:

• Content and layout of the shareholder’s newsletter

• Fintech

• Dividend and stock prices

• Messages of encouragement to Mizuho Financial Group

As our effort to improve understandability by increasing usage of charts and commentaries, increasing the font size and utilizing other methods was well received, we have worked to make this convocation notice more understandable based on such response from our shareholders.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Securities code: 8411)

June 3, 2019

To our shareholders

CONVOCATION NOTICE OF

THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 17th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, please exercise your voting rights by mail or via the Internet after examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 35 through 57).

Tatsufumi Sakai

Member of the Board of Directors

President & Group CEO

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome,

Chiyoda–ku, Tokyo

Details

1.	Date and time:	10:00 a.m. on Friday, June 21, 2019 (doors open at 9:00 a.m.)

2.	Venue:	Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3.	Purpose of the Meeting:

Matters to be reported:

Report on the Business Report for the 17th fiscal year (from April 1, 2018 to March 31, 2019), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be resolved:

Company’s Proposal (Proposal 1)

Proposal made by the Nominating Committee

	Proposal 1:	Appointment of fourteen (14) directors

Shareholders’ Proposal (Proposal 2)

Proposal made by a certain shareholder

	Proposal 2:	Partial amendment to the Articles of Incorporation (renouncement of the qualification of JGB Market Special Participant)

The Board of Directors opposes this proposal.

-End of notice-

∎

Any corrections made to the reference materials for the ordinary general meeting of shareholders, the business report, the consolidated financial statements and the non-consolidated financial statements shall be announced on our website.

Our website: https://www.mizuho-fg.com/

(or enter “Mizuho FG” into a search engine)

Notes:

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

Information regarding the general meeting of shareholders

∎

In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy.

∎	No gifts to shareholders will be given on the meeting day.

We appreciate your cooperation to conduct the general meeting of shareholders as smoothly as possible. As the reception at the entrance to the venue is expected to be crowded just prior to the start of the meeting, we encourage you to arrive early in order to mitigate congestion.

[Translation]

Reference materials for the General Meeting of Shareholders

Company’s proposal

Proposal 1: Appointment of fourteen (14) directors

Of the fourteen (14) directors appointed at the 16th Ordinary General Meeting of Shareholders, Messrs. Takanori Nishiyama and Yasuyuki Shibata resigned as directors as of April 1, 2019, and the term of office of the other twelve (12) directors will expire at the closing of this ordinary general meeting of shareholders. Therefore, we propose the appointment of fourteen (14) directors in accordance with the determination by the Nominating Committee.

Among the fourteen (14) candidates for directors, twelve (12) candidates are male and two (2) candidates are female (percentage of female candidates is 14%).

Candidate No.		Name	Year of appointment	Chair of the Board	Current title and assignment at Mizuho Financial Group
1	Reappointment	Tatsufumi Sakai	2018	—	President & Group CEO (Representative Executive Officer ) Member of the Board of Directors

2	New appointment	Satoshi Ishii		—	Senior Managing Executive Officer Chief Digital Innovation Officer / CDIO Head of IT & Systems Group / Group CIO Head of Operations Group / Group COO

3	Reappointment	Makoto Umemiya	2017	—	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO Member of the Board of Directors

4	New appointment	Motonori Wakabayashi		—	Managing Executive Officer Head of Research & Consulting Unit Head of Risk Management Group / Group CRO

5	New appointment	Hiroaki Ehara		—	Managing Executive Officer Head of Human Resources Group / Group CHRO

6	Reappointment / Internal Non- Executive Director	Yasuhiro Sato	2009	—	Member of the Board of Directors, Chairman (Kaicho) (Note)

7	New appointment / Internal Non- Executive Director	Hisaaki Hirama		—	Advisor to Audit Committee

8	New appointment / Internal Non- Executive Director	Masahiro Kosugi		—	Advisor to Audit Committee

Note: Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Ota.

All six (6) outside directors satisfy the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group. (For an overview of the independence standards above, please see page 54.)

Candidate No.		Name	Year of appointment	Chair of the Board	Current title and assignment at Mizuho Financial Group					Area of expertise which we expect candidates for directors to have*
						Committee Membership				Corporate Manage- ment	Law	Finance and Accounting	Economic Policy	Finance	Tech- nology
						Nominating	Compensation	Audit	Risk
9	Reappointment / Independent Outside Director	Tetsuo Seki	2015	—	Member of the Board of Directors	Member	Member	Chair

10	Reappointment / Independent Outside Director	Tatsuo Kainaka	2014	—	Member of the Board of Directors	Member	Chair	Member

11	Reappointment / Independent Outside Director	Hirotake Abe	2015	—	Member of the Board of Directors		Member	Member

12	New appointment / Independent Outside Director	Masami Yamamoto		—

13	Reappointment / Independent Outside Director	Hiroko Ota	2014	Chair	Member of the Board of Directors	Member

14	Reappointment / Independent Outside Director	Izumi Kobayashi	2017	—	Member of the Board of Directors	Member			Member

*	The above list is not exhaustive and does not show all areas of expertise for which candidates for director have.

Candidate No. 1	Tatsufumi Sakai	Reappointment

Date of birth	August 27, 1959 (Age 59)

Current title and assignment at Mizuho Financial Group	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 337,217 shares Potential number of additional shares of common stock to be held: 183,684 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)[2]	The Board of Directors: 12/12 meetings (100%)

Term in office as a director	1 year (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investment banking business planning, international business planning and other matters as a member of the group since 1984. Moreover, he has abundant management experience as the Group CEO and the President & CEO of Mizuho Securities Co., Ltd. We have selected him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2011	Executive Officer, Senior Corporate Officer of Strategic Planning Group of CB
April 2012

Executive Officer, General Manager of Group Planning Division of FG

Executive Officer, General Manager of Group Planning Division of BK

Executive Officer, General Manager of Group Planning Division of CB

April 2013

Managing Executive Officer, Head of Investment Banking Unit of FG

Managing Executive Officer, Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of BK

Managing Executive Officer, Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of CB

April 2014	Managing Executive Officer, Head of International Banking Unit of FG Managing Executive Officer, Head of International Banking Unit of BK
April 2016	President & CEO of SC
April 2018

President & Group CEO of FG (Member of the Board of Directors / President & Group CEO from June 2018) (current)

Member of the Board of Directors of BK (current)

Member of the Board of Directors of TB (current)

Member of the Board of Directors of SC (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of major concurrent offices

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Candidate No. 2	Satoshi Ishii	New appointment

Date of birth	September 1, 1963 (Age 55)

Current title and assignment at Mizuho Financial Group	Senior Managing Executive Officer Chief Digital Innovation Officer / CDIO Head of IT & Systems Group / Group CIO Head of Operations Group / Group COO

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 217,206 shares Potential number of additional shares of common stock to be held: 142,992 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	—

Term in office as a director	— (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources planning, international business planning, business promotion and other matters as a member of the group since 1986. We have selected him as a candidate for director based on the role delegated to him as Chief Digital Innovation Officer, Head of IT & Systems Group and Head of Operations Group, and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2014	Executive Officer, General Manager of Corporate Secretariat of FG Executive Officer, General Manager of Corporate Secretariat of BK
April 2015	Managing Executive Officer, Head of Human Resources Group of FG Managing Executive Officer, Head of Human Resources Group of BK
April 2017	Senior Managing Executive Officer, Head of Business Promotion of BK
April 2019

Senior Managing Executive Officer, Chief Digital Innovation Officer, Head of IT & Systems Group and Head of Operations Group of FG (current)

Deputy President & Executive Officer, In charge of Digital Innovation Department, Head of IT & Systems Group and Head of Operations Group of BK (current)

Definitions:
FG: Mizuho Financial Group, Inc.
BK: Mizuho Bank, Ltd.

Status of major concurrent office

Deputy President & Executive Officer of Mizuho Bank, Ltd.

Candidate No. 3	Makoto Umemiya	Reappointment

Date of birth	December 23, 1964 (Age 54)

Current title and assignment at Mizuho Financial Group	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO Member of the Board of Directors

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 52,749 shares Potential number of additional shares of common stock to be held: 107,228 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	The Board of Directors: 14/14 meetings (100%)

Term in office as a director	2 years (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion and other matters as a member of the group since 1987. We have selected him as a candidate for director based on the role delegated to him as the Head of the Financial Control & Accounting Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2012	General Manager of Osaka Branch of BK
April 2014	General Manager of Financial Planning Division of FG General Manager of Financial Planning Division of BK
April 2015	Executive Officer, General Manager of Financial Planning Department of FG Executive Officer, General Manager of Financial Planning Department of BK
April 2017

Managing Executive Officer, Head of Financial Control & Accounting Group of FG (Member of the Board of Directors, Managing Executive Officer from June 2017) (current)

Executive Managing Director, Head of Financial Control & Accounting Group of BK (Managing Executive Officer from April 2019) (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent office

Executive Managing Officer of Mizuho Bank, Ltd.

Candidate No. 4	Motonori Wakabayashi	New appointment

Date of birth	August 13, 1964 (Age 54)

Current title and assignment at Mizuho Financial Group	Managing Executive Officer Head of Research & Consulting Unit Head of Risk Management Group / Group CRO

Number of Mizuho Financial Group shares held1	Number of shares of Mizuho Financial Group’s common stock currently held: 33,122 shares Potential number of additional shares of common stock to be held: 128,575 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	—

Term in office as a director	— (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in research & consulting business, business promotion, corporate credit supervision and other matters as a member of the group since 1987. We have selected him as a candidate for director based on the role to be delegated to him as the Head of Research & Consulting Unit and Head of Risk Management Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2013	General Manager of Industry Research Division of BK General Manager of Industry Research Division of CB
April 2015	Executive Officer, General Manager of Industry Research Division of BK
April 2016	Managing Executive Officer, Deputy Head of Research & Consulting Unit of FG Managing Executive Officer, Head of Research & Consulting Unit and In charge of Banking of BK
April 2018	Managing Executive Officer, Head of Research & Consulting Unit of FG Managing Executive Officer, Head of Research & Consulting Unit of BK
April 2019

Managing Executive Officer, Head of Research & Consulting Unit and Head of Risk Management Group of FG (current)

Managing Executive Officer, Head of Research & Consulting Unit and Head of Risk Management Group of BK (current)

Managing Executive Officer, Head of Risk Management Group of TB (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.

Status of major concurrent office

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

President & CEO of Mizuho Research Institute Ltd. (Mr. Wakabayashi is expected to assume this position in late June 2019)

Candidate No. 5	Hiroaki Ehara	New appointment

Date of birth	February 5, 1965 (Age 54)

Current title and assignment at Mizuho Financial Group	Managing Executive Officer Head of Human Resources Group / Group CHRO

Number of Mizuho Financial Group shares held1	Number of shares of Mizuho Financial Group’s common stock currently held: 60,435 shares Potential number of additional shares of common stock to be held: 111,350 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	—

Term in office as a director	— (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources planning, operations planning, business promotion, internal audits and other matters as a member of the group since 1987. We have selected him as a candidate for director based on the role to be delegated to him as the Head of the Human Resources Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

April 2013	General Manager of Sapporo Branch of TB
April 2015	Executive Officer, General Manager of Trust Business Department VI of TB
April 2016

Managing Executive Officer, Joint Head of Human Resources Group and Joint Head of Internal Audit Group of FG

Executive Managing Director, Head of Human Resources Group and Head of Internal Audit Group of TB

April 2019

Managing Executive Officer, Head of Human Resources Group of FG (current)

Managing Executive Officer, Head of Human Resources Group of BK (current)

Managing Executive Officer, Head of Human Resources Group of TB (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.

Status of major concurrent office

Managing Executive Officer of Mizuho Bank, Ltd.

Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Candidate No. 6	Yasuhiro Sato	Reappointment Non-Executive Director

Date of birth	April 15, 1952 (Age 67)

Current title and assignment at Mizuho Financial Group

Chairman (Kaicho), Member of the Board of Directors*

* Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Ota.

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 954,642 shares Potential number of additional shares of common stock to be held: 581,420 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	The Board of Directors: 14/14 meetings (100%)

Term in office as a director	10 years (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business planning, business promotion and other matters as a member of the group since 1976. Moreover, he has abundant management experience as the Group CEO and President & CEO of Mizuho Bank, Ltd. We have selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record

March 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of CB
April 2004	Managing Executive Officer in charge of business promotion
March 2006	Executive Managing Director / Head of Corporate Banking Unit
April 2007	Deputy President / Chief Auditor
April 2009	President & CEO (until July 2013)
June 2009	Member of the Board of Directors of FG
June 2011	Member of the Board of Directors of BK President & Group CEO of FG (until June 2014)
July 2013	President & CEO of BK
April 2014	Member of the Board of Directors (until April 2018) Member of the Board of Directors of TB (until April 2018) Member of the Board of Directors of SC (until April 2018)
June 2014	Member of the Board of Directors, President & Group CEO of FG
April 2018	Chairman, Member of the Board of Directors, Executive Officer (Chairman, Member of the Board of Directors from June 2018) (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd. CB: Mizuho Corporate Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd. SC: Mizuho Securities Co., Ltd.

Status of major concurrent office

None

Candidate No. 7	Hisaaki Hirama	New appointment / Internal Non-Executive Director

Date of birth	December 26, 1962 (Age 56)

Current title and assignment at Mizuho Financial Group	Advisor to Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 130,941 shares Potential number of additional shares of common stock to be held: 78,660 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	—

Term in office as a director	— (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, business promotion, internal audits and other matters as a member of the group since 1986. We have selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position, as a director who does not concurrently serve as an executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

He has considerable expert knowledge concerning finance and accounting, which he gained through his experiences and career as General Manager of Accounting Department of Mizuho Financial Group and General Manager of Accounting Department of Mizuho Bank, Ltd.

Brief personal record

April 2014	Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of BK
April 2015	Executive Officer, General Manager of Nagoya Corporate Branch of BK
April 2017	Managing Executive Officer, Deputy Head of Internal Audit Group of FG Managing Executive Officer, Head of Internal Audit Group of BK
April 2019	Advisor to Audit Committee of FG (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent office

None

Candidate No. 8	Masahiro Kosugi	New appointment / Internal Non-Executive Director

Date of birth	July 4, 1965 (Age 53)

Current title and assignment at Mizuho Financial Group	Advisor to Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 44,139 shares Potential number of additional shares of common stock to be held: 0 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	—

Term in office as a director	— (as of the closing of this ordinary general meeting of shareholders)

Reason for selection as a candidate for director:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, portfolio management and other matters as a member of the group since 1989. We have selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position, as a director who does not concurrently serve as an executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

He has considerable expert knowledge concerning finance and accounting, which he gained through his experiences and career as General Manager of Accounting Department of Mizuho Financial Group Inc. and General Manager of Accounting Department of Mizuho Bank, Ltd.

Brief personal record

April 2014	General Manager of Portfolio Management Division of FG General Manager of Portfolio Management Division of BK
April 2016	General Manager of Accounting Department of FG General Manager of Accounting Department of BK
April 2018	Executive Officer, General Manager of Accounting Department of FG Executive Officer, General Manager of Accounting Department of BK
April 2019	Advisor to Audit Committee of Mizuho Financial Group, Inc. (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent office

None

Candidate No. 9	Tetsuo Seki	Reappointment / Independent Outside Director

Date of birth	July 29, 1938 (Age 80)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 46,500 shares Potential number of additional shares of common stock to be held: 11,200 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 8/8 meetings (100%) The Compensation Committee: 11/11 meetings (100%) The Audit Committee: 17/17 meetings (100%)

Term in office as a director	4 years (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Corporate management Finance and accounting Finance

Reason for selection as a candidate for director:

He has served as Representative Director and Executive Vice President of Nippon Steel Corporation; President (Representative Director) of the Shoko Chukin Bank, Ltd.; Chairperson of the Japan Corporate Auditors Association; and Chairperson of the Audit Committee of Japan Post Holdings Co., Ltd. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, and (ii) our efforts to further enhance internal control systems and group governance, from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a senior executive.

He has considerable expert knowledge concerning finance and accounting which he gained through his experiences and career as CFO of Nippon Steel Corporation, Chairperson of the Japan Corporate Auditors Association and a member of the Audit Committee of Mizuho Financial Group.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience and deep insight as a senior executive, he proactively made suggestions concerning, among other matters, (i) increasing our fundamental earnings power, (ii) appropriate allocation of human resources based on our business strategies, (iii) how effective performance evaluations should be structured and (iv) direction of the new business plan based on our structural reforms.

Brief personal record

April 1963	Joined Yawata Iron & Steel Co., Ltd.
June 1993	Director of Nippon Steel Corporation
April 1997	Managing Director
April 2000	Representative Director and Executive Vice President
June 2003	Executive Advisor
June 2004	Senior Corporate Auditor
June 2006	Independent Director of Terumo Corporation (until September 2008)
March 2007	Outside Director of Sapporo Holdings Limited (until September 2008)
June 2007	Outside Director of Tokyo Financial Exchange Inc. (until September 2008)
October 2007	Chairperson of the Japan Corporate Auditors Association (until October 2008) Outside Director of Japan Post Holdings Co., Ltd. (until September 2008)
June 2008	Executive Advisor to Nippon Steel Corporation (until September 2008)
October 2008	President (Representative Director) of the Shoko Chukin Bank, Ltd.
June 2013	General Advisor (current)
June 2015	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
March 2016	Audit & Supervisory Board Member of Sapporo Holdings Limited (current)

Status of major concurrent office

Audit & Supervisory Board Member of Sapporo Holdings Limited

Candidate No. 10	Tatsuo Kainaka	Reappointment / Independent Outside Director

Date of birth	January 2, 1940 (Age 79)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairman of the Compensation Committee Member of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 25,000 shares Potential number of additional shares of common stock to be held: 11,200 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 8/8 meetings (100%) The Compensation Committee: 11/11 meetings (100%) The Audit Committee: 17/17 meetings (100%)

Term in office as a director	5 years (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Law

Reason for selection as a candidate for director:

He has served in positions such as Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court, and he is currently active as an attorney-at-law. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, and (ii) the further enhancement of our corporate governance, compliance and risk management framework, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The relationship between him, as attorney-at-law, and the group does not affect his independence, for reasons including that neither he nor the law office to which he belongs, i.e., Takusyou Sogo Law Office, have received any money or proprietary benefit from the group other than the compensation he receives as an outside director of Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience, deep insight and high level of expertise as a Public Prosecutor, judge, and attorney-at-law, he proactively made suggestions concerning, among other matters, (i) proper allocation of human resources responding to the volume of business, (ii) employee satisfaction with regards to working in the group and (iii) improvement plans based on the analysis of causes of crisis.

Brief personal record

April 1966	Appointed as Public Prosecutor
January 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
October 2002	Justice of the Supreme Court
March 2010	Admitted to the Tokyo Bar Association
April 2010	Joined Takusyou Sogo Law Office (current)
January 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
November 2013	Member of the Board of Directors (Outside Director) of BK (until June 2014)
June 2014	Member of the Board of Directors (Outside Director) of FG (current)

Definitions: FG: Mizuho Financial Group, Inc. BK: Mizuho Bank, Ltd.

Status of major concurrent offices

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

Corporate Auditor (External) of Oriental Land Co., Ltd.

Candidate No. 11	Hirotake Abe	Reappointment / Independent Outside Director

Date of birth	November 13, 1944 (Age 74)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 46,500 shares Potential number of additional shares of common stock to be held: 11,200 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	The Board of Directors: 14/14 meetings (100%) The Compensation Committee: 11/11 meetings (100%) The Audit Committee: 17/17 meetings (100%)

Term in office as a director	4 years (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Finance and accounting

Reason for selection as a candidate for director:

He has served in positions such as CEO of Tohmatsu & Co., and he is currently active as a certified public accountant. We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Although he has not previously been engaged in management of a company other than in his career as an outside director and an outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above and his considerable expert knowledge concerning finance and accounting as a certified public accountant.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

With respect to the relationship between him, as a certified public accountant, and the group, neither he nor the accounting office to which he belongs, i.e., Certified Public Accountant Hirotake Abe Office, have received any money or proprietary benefit from the group other than the compensation he receives as an outside director of Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging his extensive experience, deep insight and high level of expertise as a certified public accountant, he proactively made suggestions concerning, among other matters, (i) proper financial reporting, (ii) human resources strategy in response to digitalization and business expansion overseas and (iii) strengthening the function of internal control within the Three Core Companies.

Brief personal record

January 1970	Joined Tohmatsu Awoki & Co.
June 1985	Temporarily transferred to Deloitte & Touche New York Office (until October 1992)
July 1990	Senior Partner of Tohmatsu & Co.
June 2001	CEO (until May 2007)
June 2004	Executive Member of Deloitte Touche Tohmatsu Limited (until May 2007)
June 2007	Senior Adviser of Deloitte Touche Tohmatsu (until December 2009)
January 2010	Established the Certified Public Accountant Hirotake Abe Office (current)
June 2010	Outside Corporate Auditor of Conexio Corporation (until June 2018)
September 2010	Visiting Professor, Chuo Graduate School of International Accounting (until March 2012)
June 2011	Outside Corporate Auditor of Honda Motor Co., Ltd. (until June 2015)
October 2012	Outside Audit and Supervisory Board Member of Nippon Steel & Sumitomo Metal Corporation (until June 2016)
June 2015	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

Status of major concurrent offices

Certified Public Accountant Hirotake Abe Office

Candidate No. 12	Masami Yamamoto	New appointment / Independent Outside Director

Date of birth	January 11, 1954 (Age 65)

Current title and assignment at Mizuho Financial Group	—

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 0 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	—

Term in office as a director	— (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Corporate management Technology

Reason for selection as a candidate for director:

He served as Representative Director, President of Fujitsu Limited and he is currently active as Representative Director, Chairman of this company. He is also in charge of important posts such as a member of the Council for Promotion of Regulatory Reform. We selected him as a candidate for outside director based on our conclusion that he will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience as a senior executive of a global corporation and deep insight and expertise in the field of technology.

Candidate’s independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Fujitsu Limited, where he serves as Director, Chairman, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Fujitsu Limited, and (ii) the percentage of gross profits gained through the business with group companies of Fujitsu Limited of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Brief personal record

June 2004	Executive Vice President, Personal Systems Business Group of Fujitsu Limited
June 2005	Corporate Vice President
June 2007	Corporate Senior Vice President
January 2010	Corporate Senior Executive Vice President
April 2010	President
June 2010	Representative Director, President
June 2015	Representative Director, Chairman
June 2017	Director, Chairman (current) Outside Director of JFE Holdings, Inc. (current)

Status of major concurrent office Director, Senior Advisor of Fujitsu Limited (Mr. Yamamoto is expected to assume this position in late June, 2019) Outside Director of JFE Holdings, Inc.

Candidate No. 13	Hiroko Ota	Reappointment / Independent Outside Director

Date of birth	February 2, 1954 (Age 65)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairman of the Board of Directors Member of the Nominating Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 5,000 shares Potential number of additional shares of common stock to be held: 11,200 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 8/8 meetings (100%)

Term in office as a director	5 years (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Economic policy

Reason for selection as a candidate for director:

She has served in positions such as Professor at the National Graduate Institute for Policy Studies and Minister of State for Economic and Fiscal Policy of the Cabinet Office. She currently teaches at the National Graduate Institute for Policy Studies and is in charge of important posts such as the Chairman of the Regulatory Reform Promotion Council of the Cabinet Office and a member of the Government Tax Commission. We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging her extensive experience, deep insight and high level of expertise, which includes the ability to see things from a macro perspective (e.g., from a public policy and economic policy perspective) and a high level of awareness of the problems that must be resolved for the revival of the Japanese economy.

Although she has not previously been engaged in management of a company other than in her career as an outside director, we believe she will fulfill the duties of an outside director of Mizuho Financial Group due to the reasons stated above.

Candidate’s independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging her extensive experience, deep insight and high level of expertise as a university professor and as Minister of State of the Cabinet Office and other positions, she proactively made suggestions concerning, among other matters, (i) how the new business plan should be established taking into account being conscious of accountability to stakeholders, (ii) enhancing personnel management for the improvement of productivity and (iii) initiatives focusing on strengthening the capabilities of our workforce

Brief personal record

April 1996	Associate Professor, the Graduate School of Policy Science, Saitama University
October 1997	Associate Professor, National Graduate Institute for Policy Studies
April 2001	Professor, National Graduate Institute for Policy Studies
April 2002	Director for Economic Research, Cabinet Office
March 2003	Deputy Director General for Economic Research, Cabinet Office
April 2004	Director General for Economic Research, Cabinet Office
August 2005	Professor, National Graduate Institute for Policy Studies
September 2006	Minister of State for Economic and Fiscal Policy
August 2008	Professor, National Graduate Institute for Policy Studies (current)
April 2009	Vice-President, National Graduate Institute for Policy Studies (until March 2011)
June 2014	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

Status of major concurrent offices

Professor of National Graduate Institute for Policy Studies

Outside Director of JXTG Holdings, Inc.

Outside Director of Panasonic Corporation

Candidate No. 14	Izumi Kobayashi	Reappointment / Independent Outside Director

Date of birth	January 18, 1959 (Age 60)

Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Risk Committee

Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group’s common stock currently held: 11,000 shares Potential number of additional shares of common stock to be held: 11,200 shares

Attendance at meetings of the Board of Directors and committees (Fiscal year 2018)	The Board of Directors: 14/14 meetings (100%) The Nominating Committee: 8/8 meetings (100%) The Risk Committee: 6/6 meetings (100%)

Term in office as a director	2 years (as of the closing of this ordinary general meeting of shareholders)

Area of expertise expected to have	Corporate management Finance

Reason for selection as a candidate for director:

She has served as President and Representative Director of Merrill Lynch Japan Securities Co., Ltd., and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group. We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, strengthening the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management, leveraging her extensive experience and deep insight that she has cultivated in Japan and overseas.

Candidate’s independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging her extensive experience and deep insight as a senior executive, she proactively made suggestions concerning, among other matters, (i) risk management structures that can respond to changes in the environment immediately, (ii) how performance evaluations in Trading & Others should be structured and (iii) the reach of new solutions responding to the changing needs of customers.

Brief personal record

April 1981	Joined Mitsubishi Chemical Industries, Ltd. (currently Mitsubishi Chemical Corporation)
June 1985	Joined Merrill Lynch Futures Japan Inc.
December 2001	President and Representative Director, Merrill Lynch Japan Securities Co., Ltd. (until November 2008)
July 2002	Outside Director, Osaka Securities Exchange Co., Ltd.
November 2008	Executive Vice President, the Multilateral Investment Guarantee Agency, the World Bank Group
July 2013	Outside Director, ANA Holdings Inc. (current)
November 2013	Outside Director, Suntory Holdings Limited (until March 2017)
June 2014	Outside Director, Mitsui & Co., Ltd. (current)
July 2014	Member of the Risk Committee of Mizuho Financial Group (as an outside expert who is not a director) (until June 2017)
April 2015	Vice Chairperson, Japan Association of Corporate Executives (until April 2019)
June 2016	Member of the Board of Governors, Japan Broadcasting Corporation (current)
June 2017	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

Status of major concurrent offices

Outside Director of ANA Holdings Inc.

Outside Director of Mitsui & Co., Ltd.

Member of the Board of Governors of Japan Broadcasting Corporation

(Notes)	1.

For reference, “potential number of additional shares of common stock” refers to the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the current stock compensation system and the stock acquisition rights granted by the former stock option system.

2.

With respect to Mr. Tatsufumi Sakai, his attendance at the meetings of the Board of Directors is for those meetings that were held during the fiscal year 2018 after his appointment as a director of Mizuho Financial Group in June 2018.

3.

The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger, and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

4.

Messrs. Yasuhiro Sato, Hisaaki Hirama and Masahiro Kosugi are the candidates for non-executive director who do not concurrently serve as executive officers, specialist officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.

5.

Messrs. Tetsuo Seki, Tatsuo Kainaka, Hirotake Abe, Masami Yamamoto and Mses. Hiroko Ota and Izumi Kobayashi satisfy the Independence Standards of Outside Directors of Mizuho Financial Group. Except for Mr. Yamamoto, they are the “independent directors”, as defined by the Tokyo Stock Exchange, Inc., for the current period. We plan to register Mr. Masami Yamamoto as an independent director with the Tokyo Stock Exchange.

	6.	Liability Limitation Agreement with outside directors

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, we have entered into liability limitation agreements with five (5) candidates for outside director—namely Messrs. Tetsuo Seki, Tatsuo Kainaka and Hirotake Abe and Mses. Hiroko Ota and Izumi Kobayashi—which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. We intend to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above five (5) candidates and enter into a similar agreement with Mr. Masami Yamamoto, upon their appointment at this ordinary general meeting of shareholders.

	7.	If this proposal is adopted, we expect the designation of the Chairman of the Board of Directors, and designation of committee members and the Chairman of each committee to be as follows:

Chairman of the Board of Directors: Hiroko Ota

Nominating Committee members: Tatsuo Kainaka (Chairman), Tetsuo Seki, Masami Yamamoto, Hiroko Ota and Izumi Kobayashi

Compensation Committee members: Masami Yamamoto (Chairman), Tetsuo Seki, Tatsuo Kainaka and Hirotake Abe

Audit Committee members: Tetsuo Seki (Chairman), Tatsuo Kainaka, Hirotake Abe, Hisaaki Hirama and Masahiro Kosugi

Risk Committee members: Hisaaki Hirama (Chairman), Izumi Kobayashi and Hidetaka Kawakita (Outside Expert)

	8.	The age of directors indicates their age on their last birthdays as of this ordinary general meeting of shareholders.

9.

Mr. Hirotake Abe served (and retired in June 2018) as an Outside Corporate Auditor of Conexio Corporation. This company received a correction order from the Ministry of Internal Affairs and Communications under the Act for the Prevention of Illegal Mobile Phone Use in May 27, 2016 and November 7, 2017. Mr. Abe was not involved in this matter; he routinely promoted awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light, he had been carrying out his responsibilities as an outside corporate auditor by, among other acts, advising this company to strengthen their compliance system.

10.

Mr. Masami Yamamoto serves as a Director, Chairman of Fujitsu Limited. In July 2016, when Mr. Yamamoto served as a Director of this company, it received the cease and desist orders and surcharge payment orders from the Japan Fair Trade Commission (JFTC) after the JFTC found that there was an illegal violation of the Antimonopoly Act regarding to the trade of equipment for electric power security communication ordered by Tokyo Electric Power Company Holdings Inc. Moreover, in February 2017, the JFTC found that there was an illegal violation of the Antimonopoly Act regarding the trade of apparatus for hybrid optical communication and transmission path ordered by Chubu Electric Power Company Holdings Inc. With respect to this case, Fujitsu Limited is not subject to the cease and desist orders since it requested a leniency application which was accepted by the JFTC. Mr. Yamamoto was not involved in this matter; he routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light, he has carried out his responsibilities as a Director, Chairman by, among other acts, further strengthening measures on compliance and ensuring the implementation of efforts toward prevention of recurrence.

11.

In May 2018, Panasonic Corporation (“Panasonic”), for which Ms. Hiroko Ota serves as an outside director, and its U.S. subsidiary, Panasonic Avionics Corporation (“Panasonic Avionics”), as one party, and the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ), as the other party, agreed that Panasonic and Panasonic Avionics would pay US$ 280,602,830.93 to the U.S. government and undertake various efforts to improve compliance with respect to the SEC’s and DOJ’s investigation on the suspected violation of the Foreign Corrupt Practices Act and other securities laws in respect of Panasonic Avionics’ execution of certain contracts with airline customers and use of sales agents and consultants pertaining to such contracts. Ms. Ota is not involved in this matter; she routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light, she has been carrying out her responsibilities as an outside director by, among other acts, directing a thorough investigation of the facts and prevention of recurrence and confirming the details of the efforts toward prevention of recurrence.

Overview of Independence Standards of Outside Directors of Mizuho Financial Group

1.

An outside director shall not be an executive director, an executive officer, a specialist officer, or an employee (“a Person Performing an Executive Role”) of Mizuho Financial Group or its current subsidiaries nor have been a Person Performing an Executive Role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer, a specialist officer, or an employee of a company for which Mizuho Financial Group is a principal shareholder.

2.

(1) An outside director shall not be a person with whom, or Person Performing an Executive Role at a parent company or material subsidiary to whom, Mizuho Financial Group or the Three Core Companies have been principal business counterparties within the past three years.

(2) An outside director shall not be a person with whom, or Person Performing an Executive Role at a parent company or material subsidiary to whom, Mizuho Financial Group or the Three Core Companies have been principal business counterparties within the past three years.

3.

An outside director shall not be a Person Performing an Executive Role of an entity that receives donations or other support, the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from Mizuho Financial Group or the Three Core Companies.

4.

An outside director shall not be a Person Performing an Executive Role of a company or its parent company or subsidiaries to which directors are transferred from Mizuho Financial Group or its subsidiaries.

5.

An outside director shall not currently be an accounting auditor or a person employed by an accounting auditor of Mizuho Financial Group or its subsidiaries nor has been in charge of the audit of Mizuho Financial Group or its current subsidiaries in such a capacity within the most recent three years.

6.

An outside director that is a lawyer, consultant, or other type of specialist shall not receive greater than or equal to JPY 10 million per year on a three-year average from Mizuho Financial Group or the Three Core Companies other than compensation for officers nor shall they be employed by an advisory firm such as a law firm, to whom Mizuho Financial Group or the Three Core Companies are principal business counterparties.

7.

An outside director shall not be a close relative of the directors, executive officers, specialist officers, or “Sanyo” (the highest rank for a non-executive employee), Advisors, Executive Advisors or others that have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of Mizuho Financial Group or its current subsidiaries nor close relatives of such directors, executive officers, specialist officers, or Person Equivalent to an Officer, within the past five years nor a close relative of individuals who satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material cases).

8.	An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders other than for the reasons considered above.

9.

Even in the event that a person does not satisfy items 2 through 7 set forth above, Mizuho Financial Group may appoint as its outside director a person who we believe to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that we externally provide an explanation as to why we believe such person qualifies as an outside director with sufficient independence.

Note:

“Three Core Companies” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

“Principal business counterparties” are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for Mizuho Financial Group) of each of the three fiscal years including the most recent fiscal year.

Shareholders’ proposal (Proposal 2) Pages 56 through 57

The proposal has been made by a certain shareholder.

∎	Proposal 2 has been made by one (1) shareholder. (The voting interest of such shareholder is 0.0001%.)

∎	We have reproduced the details of and reasons for the proposal as it originally appeared, without making any changes to the factual understanding of the proposer or correcting omissions and errors.

∎	What is a shareholder proposal?

Under the Companies Act, a Shareholder’s Right to Propose is recognized on condition that certain requirements are satisfied. When these proposals are made, we are required to insert the proposals in this convocation notice regardless of their content, except for the case where there is any breach of laws and regulations or the Articles of Incorporation.

As a result of considering matters based on the above, this fiscal year, we inserted in this convocation notice the proposal received from a certain shareholder. The Board of Directors opposes such proposal.

Please exercise your voting rights after confirming the opinion of the Board of Directors of Mizuho Financial Group on the following pages.

Proposal		Opinion of the Board of Directors	Page
Proposal 2	Partial amendment to the Articles of Incorporation (renouncement of the qualification of JGB Market Special Participant)	Oppose	p.56

Proposal 2: Partial amendment to the Articles of Incorporation (renouncement of the qualification of JGB Market Special Participant)

1.	Details of proposal

It is proposed that the following provision be added to the Articles of Incorporation:

Mizuho Financial Group shall renounce the qualification of JGB Market Special Participant.

2.	Reasons for proposal

Due to the Bank of Japan’s erroneous “negative interest rate policy,” the interest rate on Japanese government bonds has become almost zero, and, in some cases, it has become negative. If Japan’s financial situation were likened to that of a company, it would be considered almost bankrupt. There is no assurance that said government bonds will not default. I would like Mizuho Financial Group to cease participation in such a scheme that forces participants to buy a certain amount of high-risk government bonds. As a matter that I have brought attention to through my submission of shareholders’ proposals for many years and interviews with officers several times, I would also like to point out that all companies in the Mizuho Financial Group lack awareness of the cost burden on customers and awareness of cost and risk management. I believe the reason MUFG Bank was the first to renounce the qualification to participate in is that it has strong awareness of risk and cost management.

(Company’s note) The details and reasons for the proposal are as stated in the original text.

•	Opinion of the Board of Directors of Mizuho Financial Group

Oppose: The Board of Directors of Mizuho Financial Group opposes this proposal.

In accordance with the risk appetite framework, we are appropriately managing risks based on scenarios formulated by taking into account the external environment and potential risk events, and ensuring risk governance through implementation of a risk management system and monitoring system.

We are investing in Japanese government bonds in consideration of the entire portfolio, including stock portfolio and bond portfolio, while paying attention to the cost for holding Japanese government bonds under the negative interest rate policy in addition to economic and financial market trends that affect Japanese government bonds prices. We believe such investments are appropriate from the perspectives of cost and risk management.

Among the companies in the Mizuho Financial Group, Mizuho Bank, Ltd. and Mizuho Securities Co., Ltd. are qualified as JGB Market Special Participants. We believe that maintenance of such a qualification is meaningful from the perspective of not only the portfolio management of a bank, but also the sound development of the customer business and the Japanese government bond market.

Accordingly, the Board of Directors is of the opinion that whether to maintain such a qualification or not should be decided comprehensively in the context of business management, and that it is unnecessary to add the proposed provision to the Articles of Incorporation.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 17th Fiscal Year

(from April 1, 2018 to March 31, 2019)

1. The current state of Mizuho Financial Group, Inc.

(1) Developments and results of operations

Group business domains

Mizuho Financial Group (“the group”) is composed of the holding company, Mizuho Financial Group, Inc. (“Mizuho Financial Group”), 117 consolidated subsidiaries and 22 affiliates under the equity method. Our vision is to become the most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan, and our business domain includes banking, trust banking, securities and other financial services.

The chart above briefly illustrates the relationship between Mizuho Financial Group and the core group companies.

Financial and economic environment (for the fiscal year ended March 31, 2019)

Reviewing the economic environment over the fiscal year ended March 31, 2019, the overall global economy continued on a path of gradual recovery driven by the steady expansion of U.S. economy. On the other hand, the Chinese and European economies showed a clear slowdown due to factors such as uncertainty related to the trade disputes between the United States and China.

In the United States, the economy continued its steady expansion as a result of tax cuts and fiscal expenditure. However, there was a downturn in business confidence in the manufacturing industry due primarily to the impact of the trade disputes with countries such as China. The unemployment rate remained low, and wage growth accelerated somewhat, and spillover effects on prices have yet to be observed. The Federal Reserve Board (FRB) also changed its stance regarding interest rates, from one with an inclination towards rate increases to a more wait-and-see stance, and announced their planned suspension of the shrinking of their balance sheet.

In Europe, the economy remained weak. Business confidence showed a clear downturn within mainly the manufacturing sector. The European Central Bank (ECB) suspended purchases of new assets but left its policy rate unchanged amid growing uncertainties such as Brexit*.

In Asia, the Chinese economy remained stagnant. In China, export growth slowed rapidly mainly due to the impact of trade disputes between the United States and China. Although the economies of emerging countries were continuing to recover, the risk of capital outflows remained in some countries with current account deficits due to concerns over U.S. trade policy and the Chinese economy.

In Japan, the economy continued to trend towards recovery but exports declined due to weak overseas economies and production was lacking strength. Consumer spending continued to remain on a moderate trend of recovery amid favorable employment conditions. The Bank of Japan continued its Quantitative and Qualitative Monetary Easing with Yield Curve Control measures with a view to achieving a price stability target of two percent but indicated that it will be difficult to achieve this target by the end of the 2020 fiscal year.

As to the prospects for the global economy, recovery is expected to continue to be centered on the United States, but close attention should be paid to growing uncertainties such as U.S. trade policy, the political concerns in Europe, the economic and market outlook for China and emerging countries and geopolitical risks in the Middle East.

*	The United Kingdom’s withdrawal from the European Union.

Developments and results of operations

Results of operations for fiscal year 2018

Profit Attributable to Owners of Parent for fiscal year 2018 amounted to JPY 96.5 billion, achieving 16% against our target of JPY 570.0 billion, which was determined at the beginning of the fiscal year.

During fiscal year 2018, both domestic and overseas profit from customer divisions increased due to an increase in income from settlement and foreign exchange business, solutions business-related income and other income; however, profits from the markets division decreased due primarily to our efforts to ensure the soundness of our bond portfolio, including non-Japanese bonds. Therefore, Consolidated Net Business Profits + Net gains or losses related to ETFs and others1 for fiscal year 2018 decreased by JPY 129.6 billion on a year-on-year basis to JPY 408.3 billion. On the other hand, Profit Attributable to Owners of Parent for the fiscal year decreased by JPY 479.9 billion on a year-on-year basis regardless of factors such as profit from cross-shareholdings disposal, because major extraordinary factors of Credit-related Costs in the previous fiscal year were deducted, and Losses on Impairment of Fixed Assets attributable to the Japanese retail business were recorded as Extraordinary Losses. As a result, our consolidated Common Equity Tier 1 capital ratio as of March 31, 2019 was 10.71%, ensuring a sufficient level. In fiscal year 2018, we recorded JPY 695.4 billion as losses in light of structural reform. Excluding the impact of such losses, Profit Attributable to Owners of Parent amounted to JPY 581.8 billion, achieving our target for the fiscal year.

Mizuho Financial Group has been implementing disciplined capital management by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders. As for our policy to return profits to shareholders for fiscal year 2018, Mizuho Financial Group has implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration.

Based on this policy, Mizuho Financial Group has decided to make year-end cash dividend payments of JPY 3.75 per share of common stock for fiscal year 2018 (resulting in annual cash dividends including interim dividends totaling JPY 7.50 per share for fiscal year 2018, which is the same amount as that for the previous fiscal year), as forecast in the dividends estimates for fiscal year 2018. The Board of Directors of Mizuho Financial Group has considered thoroughly and decided to make the above stated cash dividend payments, although Profit Attributable to Owners of Parent declined significantly in fiscal year 2018 as a result of recording losses in light of structural reform. To make such decision, the Board of Directors of Mizuho Financial Group has considered that our consolidated Common Equity Tier 1 capital ratio (Basel III fully-effective basis (based on current regulations), excluding Net Unrealized Gains on Other Securities), which is the foundation of fulfilling stable financial functions, exceeded the target of the medium-term business plan formulated for the three years starting from fiscal year 2016, i.e. 10% as of March 31, 2019, and that Mizuho Financial Group aims to implement a steady dividend payout policy, and has taken into account our business environment comprehensively such as future earnings forecasts, profit base, status of capital adequacy, and domestic and international regulatory trends such as the Basel framework.

Notes:

1.

Aggregate of Net gains or losses related to ETFs and others in the banking and trust banking business and Net gains or losses related to operating investment securities (Mizuho Securities consolidated)

Profit Attributable to Owners of Parent	Consolidated Net Business Profits + Net gains or losses related to ETFs and others	Consolidated Common Equity Tier 1 capital ratio	Cash Dividend Payments on Common Stock (annual cash dividends)
JPY 96.5 billion	JPY 408.3 billion	10.71%	JPY 7.50
479.9 billion decrease on a year-on-year basis	129.6 billion decrease on a year-on-year basis	0.56% increase on a year-on-year basis	Year-end cash dividends for fiscal year 2018: JPY 3.75 per share

Results of operations (non-consolidated) for our major subsidiaries were as follows:

	(JPY billion)
Company name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income[2]
Consolidated results of Mizuho Financial Group	3,925.6	614.1	96.5
Mizuho Bank, Ltd.	2,616.9	284.5	-144.4
Mizuho Trust & Banking Co., Ltd.	209.5	55.3	39.0
Mizuho Securities Co., Ltd.	341.1	35.9	12.3

2.	The “Net Income” figure of “Consolidated results of Mizuho Financial Group” refers to Profit Attributable to Owners of Parent.

Initiatives in FY2018

We promoted our medium-term business plan, entitled Progressive Development of “One Mizuho”—The Path to a Financial Services Consulting Group, for the three years from fiscal year 2016. In order to address three material issues in fiscal year 2018, the final year of the plan, specifically (1) commencement and implementation of fundamental structural reforms, (2) accomplishment of the medium-term business plan and (3) the migration to our next-generation IT system, our group-wide management policy was to progressively develop the One Mizuho strategy by implementing changes to the structure and foundations of our business, further integrating the “customer first” principle into everything we do, and fundamentally increasing productivity.

First, with respect to the commencement and implementation of fundamental structural reforms, in order to strengthen our earning power, we undertook various efforts, including expanding the scope of risk-taking, focusing on areas with growth potential and accelerating the credit review process through a revision of our credit assessment framework. In addition, we endeavored to streamline the number of personnel to align with our business strategy, shift some Head Office personnel to the frontlines and restructure our customer channels by combining branches with respect to banking, trust banking and securities.

Secondly, with respect to the accomplishment of the medium-term business plan, we steadily carried out our initiatives, including strengthening our model for non-interest income business on a global basis and disposing of cross-shareholdings. With respect to financial targets, we achieved the target levels we had set regarding our consolidated Common Equity Tier 1 capital (CET1) ratio and disposing of cross-shareholdings (based on the amount consented to); however, we failed to achieve our targets regarding our Consolidated ROE, RORA (based on Profit Attributable to Owners of Parent) and group expense ratio, partly due to the recording of losses in light of structural reforms, as described below, and other influences.

Thirdly, we worked on the migration to our next-generation IT system as one of our top management priorities and have successfully completed all of the eight migration steps that were scheduled to be implemented in fiscal year 2018.

In addition to the above-mentioned initiatives, we have proceeded with initiatives such as creation of new business opportunities and expansion of solution domains through the use of digital technology and open collaboration with third parties, including those in other industries.

Fourthly, in an effort to contribute to the sustainable development of society and to create new corporate value, we have addressed environmental, social and governance (ESG) issues. With respect to the environment and society, we established Policies on Specific Industrial Sectors, which set forth our policies in response to clients in certain industries where there is a high possibility that our involvement with the client would contribute to an adverse impact on the group. With respect to governance, we revised our executive compensation system1, raised the proportion of Stock Compensation for executives responsible for business execution and implemented other related measures.

Finally, with respect to legal compliance, we continued working on a variety of efforts, such as preventing transactions with individuals or organizations associated with organized crime and taking countermeasures against money laundering and terrorism financing, including our response to FATF’s2 Fourth Mutual Evaluation of Japan.

Recording of losses in light of structural reforms

In our financial results for the fiscal year ended March 31, 2019, we bundled together and recorded losses totaling approximately JPY 695.4 billion at one time in order to carry out our structural reforms ahead of schedule and immediately eliminate the burdens that we would have incurred in the following fiscal years. Based on our view that the business environment will continue to be challenging for the foreseeable future, we aim to implement feasible measures at an early stage, accelerate the elimination of structural issues, reduce earnings volatility and further solidify our stable profit base, and such recording of losses will contribute to our future management direction.

1

Directors, executive officers as defined in the Companies Act, executive officers as defined in our internal regulations, and specialist officers of Mizuho Financial Group, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

2	FATF stands for the Financial Action Task Force, which is an inter-governmental body to promote international cooperation in countermeasures against money laundering and terrorism financing.

Issues to be addressed by the group

Our customers’ needs and the financial industry are rapidly undergoing structural changes in reflection of the structural shifts occurring in the economy, industry and society such as digitalization, an aging society with low birthrate and globalization. It is essential that we respond quickly to these structural changes, especially in light of increasing uncertainty in the business environment due to concerns regarding a global economic slowdown, signs of a turn in the credit cycle* and other factors.

In consideration of this environment and the issues, we launched the 5-Year Business Plan: Transitioning to the Next Generation of Financial Services spanning a five-year period starting from fiscal year 2019.

Our new business plan is focused on transitioning to the next generation of financial services—building new forms of partnerships with our customers so that we can respond to their needs as the times change. Our objective is to build a stronger and more resilient financial group which our customers can depend on in the coming era.

*	The cycle of expansion and contraction of credit that occurs during certain periods in financial markets.

5-Year Business Plan: Transitioning to the Next Generation of Financial Services

Outline of the new business plan

Basic policy

By implementing forward-looking structural reforms focused on three interconnected areas: business structure, finance structure and corporate foundations, we will resolve the mismatch that has arisen in the allocation of corporate resources such as branches and human resources and respond to new customer needs in order to transition to the next generation of financial services.

The 5 year period of the business plan can be broadly divided into two phases; Phase 1 (3 years from fiscal year 2019) in which full implementation of the structural reforms, building the firm foundations for the next generation financial services will be conducted and phase 2 (2 years from fiscal year 2022) which will aim to achieve the effects of the structural reforms and accelerate further growth.

Key strategy

In order to transition to the next generation of financial services, we will create new value incorporating both financial and non-financial products and services by going beyond the conventional boundaries of finance in order to forge new forms of partnerships with our customers.

Building new forms of partnerships with our customers

For individual customers: be a partner that helps customers design their lives in a changing society

For corporate & institutional clients: be a strategic partner for business development under a changing industrial structure

For market participants: be a partner with expert knowledge of market mechanisms and the ability to draw on a range of intermediary functions

For such purpose, we will draw on the strengths that we have cultivated thus far and accelerate our digitalization initiatives and proactive collaboration with external partners.

Our strengths

(1)	Customer base, network, trustworthiness & dependability

(2)	Financial functions, market presence, ability to respond to non-financial needs

(3)	Approach business as a unified group

…and others

We will adopt “Open & Connected” and “Passionate & Professional” as our action principles.

Open & Connected

•	We will flexibly blend customer segments, regions, functions and other aspects of our business to create new, more open value chains* spanning both finance and adjacent fields.

•	We will proactively collaborate not only within the Mizuho group but also with external partners.

Passionate & Professional

•	Each member of the group will be encouraged to find a source of inspiration in the dreams and hopes of our customers and better connect with them.

•	We will fully draw on our strengths, backed by our high level of expertise, to anticipate customers’ needs and then think, act, and deliver.

*	The chain of value added in each process before a product is delivered to customers.

Financial targets

As financial targets, we have set a target for Consolidated ROE as an indicator of our earnings power compared to capital, and a target for Consolidated Net Business Profits as an indicator of fundamental earnings power.

Financial targets

Consolidated ROE[1]	Approx. 7 - 8% by fiscal year 2023
Consolidated Net Business Profits[2]	Approx. JPY 900 billion by fiscal year 2023

1:	Excluding Net Unrealized Gains on Other Securities.

2:

Consolidated Net Business Profits + Net gains or losses related to ETFs and others. (aggregate for Mizuho Bank and Mizuho Trust & Banking) + Net gains or losses related to operating investment securities (Mizuho Securities consolidated)

Other key indicators

Common Equity Tier 1 (CET1) capital ratio target level[3]	Lower end of the 9 -10% range
Reduction of cross-shareholdings[4]	Reduction of JPY 300 billion by the end of fiscal year 2021

3:	Basel III (finalized requirements) fully-effective basis. Excluding Net Unrealized Gains on Other Securities.

4:	Acquisition cost basis.

Policy to return profits to shareholders

We are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage.

Priority business domains

(1) Business structural reforms

We will implement business structural reforms focused on the following initiatives to better enable us to respond to structural shifts occurring in the economy, industry, and society while drawing on our strengths.

•	Be a partner that helps customers design their lives in a changing society

Assist customers with asset building to support their life design in an era of lengthening lifespans, and develop professionals capable of providing this assistance.

Provide sophisticated solutions for business succession needs and assist clients with needs regarding identifying candidates for senior management roles.

Create next-generation branches focused on consulting which combine physical locations and digital channels.

Appeal to new customer demographics and create new demand through the application of technology and open collaboration.

•	Be a strategic partner for business development under a changing industrial structure

Open collaboration for growth acceleration including financing the growth of startups and forming industry-government-academia partnerships.

Utilize our industry knowledge and other insights to build new forms of partnerships, sharing business risks.

Leveraging our Asian client base and network in order to support the business development of global clients.

•	Be a partner with expert knowledge of market mechanisms and the ability to draw on a range of intermediary functions

By optimizing our global network and products framework, draw on a broad range of intermediary functions to connect investors with other investors and connect issuers with investors.

Enhance the sophistication of our ALM and portfolio management through flexible asset allocation while maintaining a focus on achieving a balance between realized gains and unrealized gains/losses.

(2) Finance structure reforms

We will implement finance structure reforms focused on the following initiatives to transition to a flexible business/earnings structure which can better respond to changes in the business environment and competitive environment.

•	We will identify business/earnings structure issues in each business domain, focusing on the following four perspectives:

(1)	Risk & return (Gross profits ROE), (2) Cost & return (expense ratio), (3) Growth potential, (4) Stability

•	Based on the above issues, streamline certain areas and concentrate/re-allocate corporate resources to growth areas.

•	After establishing a stable profit base, transition to an earnings structure centered on proactively pursuing earnings streams with upside potential.

(3) Corporate foundations reforms

We will implement the following initiatives in order to strengthen our corporate foundations as a means of supporting continued competitive advantage.

Transform our approach to new business and our working style.

–	Focus on the areas of personnel & workplace, IT systems/digital, channels and group companies.

–

Revise our HR management in line with an approach which prioritizes employees’ professional growth and career preferences and promote a new HR management strategy focused on maximizing our workforce value that is universally recognizable.

Strengthen group governance.

–

Expand the use of “dual-hat” appointments of executive officers between the holding company and group companies and other methods of strengthening unified management of the group, including group companies other than banking, trust banking and securities entities. This will enhance our ability to implement key strategies and structural reforms.

Cultivate a new corporate culture centered on communication.

Sustainability initiatives

Through the initiatives under the new business plan, we will create new value for our stakeholders.

•	Customers: Create new value in business areas surrounding finance and achieve increased customer convenience and business growth.

•	Shareholders: Increase corporate value by resolving structural issues and accelerating growth.

•	Employees: Create workplaces that give employees a sense of purpose, linked to customer satisfaction.

With this in mind, we will define sustainability for the group as “achieving sustainable and stable growth for the group, and through this growth, contributing to the sustainable development and prosperity of the economy, industry and society around the world.” Further, we will select “key sustainability areas” which reflect the expectations and demands of our stakeholders, in light of a materiality to and affinity with our strategies, and the medium- to long-term impact on our corporate value. This will form the basis of our efforts to contribute to the realization of the UN’s Sustainable Development Goals (SDGs)*.

*	International goals from 2016 to 2030 that were set forth in the “2030 Agenda for Sustainable Development” adopted by the UN Summit held in September 2015.

Fiscal year 2019 management policy

For the first year of the new business plan, we will implement forward-looking structural reforms ahead of schedule. Unified as a group, we will accelerate the structural reforms and along with this, we will come together as a group to revise various business operations in order to build new forms of partnerships with our customers as a starting point for creating value in a wide range of areas.

Initiatives taken by each in-house company/unit

We have established five in-house companies, which determine and promote group-wide strategies across banking, trust banking, securities and other business areas according to customer segment, as well as two units that support all of the in-house companies.

The following section contains a closer look at each in-house company/unit’s initiatives in FY 2018 (developments and results of operations) and policy for initiatives in the future (issues to be addressed).

Banking
Trust banking
Securities
Asset management
Research & consulting
Customers
Retail & Business Banking Company
Corporate & Institutional Company
Global Corporate Company
Global Markets Company
Asset Management Company
Global Products Unit
Research & Consulting Unit
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
Asset Management One
Mizuho Research Institute
Mizuho Information & Research Institute
Individual customers
SMEs
Middle-market corporations
Large corporations
Financial institutions
Public-sector entities
Americas
EMEA
East Asia
Asia & Oceania
Investors
Investors

Retail & Business Banking Company

The Retail & Business Banking Company, as the in-house company in charge of customer segments of individual customers, SMEs and middle-market corporations, engages in consulting services that integrate banking, trust banking, securities and other functions within the Mizuho group, as well as providing convenient financial services by leveraging advanced technologies and forming alliances with other companies as well as other means.

Initiatives in FY2018

We have worked to better meet individual customers’ needs regarding the shift from savings to investments and asset building, and asset succession through sophistication of consulting services. We have also endeavored, among other things, to provide corporate clients with optimal solutions utilizing our group functions to guide them through major events such as M&As, IPOs and business succession.

In addition, we strengthened our efforts in new business areas, including the launch of a new affiliate, J.Score CO., LTD, the commencement of discussions into joint establishment of a new bank with LINE Corporation, and the launch of J-Coin Pay, a smartphone-based payment service, in cooperation with approximately 60 other financial institutions.

Policy for initiatives in the future

In light of structural changes in customer needs against the backdrop of further progress in digitalization, an aging society with a low birthrate and other factors, we will optimize sales channels including stores, and expand new business areas to realize the wants and desires of individual customers as well as the sustainable growth of corporate customers.

In order to achieve this goal, we will take advantage of our broad customer base, trustworthiness & dependability, and our consulting capabilities and other things. At the same time, we will collaborate openly with those both inside and outside the Company to provide new value incorporating both financial and non-financial products and services, as a partner for individual customers’ life design and corporate customers’ growth strategies and business succession.

Corporate & Institutional Company

The Corporate & Institutional Company, as the in-house company in charge of customer segments of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet clients’ capital raising, asset management and business/financial strategy related needs.

Initiatives in FY2018

In light of clients’ increasing needs to accelerate international business strategies and respond to digital innovation, we strengthened our efforts to offer solutions from various perspectives, including strengthening collaboration through the transaction to make IBJ Leasing Company, Limited* our equity-method affiliate.

In addition, we have actively worked on strengthening global inter-sectoral collaboration in the securities business and on strengthening real estate related business and consulting functions in the trust banking business, as well as on public private partnerships/private finance initiatives (PPP/PFI) and other initiatives.

*	IBJ Leasing Company, Limited plans to change its trade name to “Mizuho Leasing” subject to approval at the ordinary general meeting of shareholders scheduled to be held in June 2019.

Policy for initiatives in the future

We will build new relationships with customers and realize value co-creation and co-prosperity based on changes in customer needs in response to changes in social and industrial structures.

In order to achieve this goal, as a strategic partner for customers’ business development, we will utilize our sophisticated industry knowledge and competency to create business opportunities for our customers and to demonstrate our ability to draw on a broad range of intermediary functions in the sharing of business risk, in an open manner.

Global Corporate Company

The Global Corporate Company, as the in-house company in charge of customer segments, including both Japanese companies operating outside Japan and non-Japanese companies, provides various solutions by taking advantage of our deep understanding of our clients’ businesses and our strengths in corporate finance and transaction banking, such as lending and corporate bond underwriting.

Initiatives in FY2018

We strengthened our support for Japanese companies looking to expand internationally, providing optimal solutions through tailor-made consulting services ranging from providing information for clients at the time of entering into overseas markets to advising on business and financial strategies.

For non-Japanese corporate clients, we continued the Global 300 Strategy, which involves focusing on approximately 300 blue-chip company groups around the world, and endeavored to build long-term relationships with clients through our approach which focuses on industry sectors utilizing our group’s in-depth understanding and record of accomplishments as well as our group’s close relationships with the management of companies.

Policy for initiatives in the future

We will optimize our business portfolio in anticipation of future growth constraints, such as future regulatory changes and our foreign currency funding capabilities. At the same time, we will collaborate with customers in their development of global business to leverage the cross-regional business value chains.

In order to achieve this goal, as a strategic partner that supports business development globally, we will link customers and functions with other customers and functions in each region based in Asia excluding Japan, while utilizing our network in the rapidly growing Asian economies and our presence in the highly productive U.S. capital market.

Global Markets Company

The Global Markets Company, as the in-house company in charge of market related business, engages in sales and trading services to a wide range of customers, from individuals to institutional investors, by offering market products to meet their risk hedging and asset management needs, and equity, fixed income and other investment business, based on a wide range of products through collaboration between the group’s banking, trust banking and securities functions.

Initiatives in FY2018

In order to further enhance our capacity to provide services to customers, the Global Markets Company, endeavored to enhance sales and trading services by optimizing transactions utilizing artificial intelligence (AI), as well as drawing on our group-wide capabilities to provide solutions.

Moreover, in our investment business, we worked to manage our portfolios by enhancing the sophistication of our early warning systems for detecting fluctuations in the markets and by diversifying investments, however, amid growing uncertainty in the financial market we started measures such as restructuring of the securities portfolio of foreign bonds and other securities that we had invested in in the past, in order to achieve a more stable profit structure.

Policy for initiatives in the future

We will realize a stable earnings structure in the investment business and operation of well-balanced sales and trading services, which enable us to draw on diverse intermediary functions through the market and create diverse value for our customers.

In order to achieve this goal, as a partner with expert knowledge of market mechanisms that has insight into markets, we will optimize the asset allocation for investment and product lineup and establish a stable profit base. At the same time, we will provide optimal investment opportunities to investors with different risk preferences.

Asset Management Company

The Asset Management Company, as the in-house company in charge of business related to asset management, provides products and services that match the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group’s banking, trust banking, and securities functions and Asset Management One Co., Ltd.

Initiatives in FY2018

For individual customers, the Asset Management Company focused on providing services, such as investment trusts suitable for medium- to long-term asset building and individual-type defined contribution pension plans (iDeCo), in consideration of an era of lengthening lifespans. We also endeavored to develop products that meet customer needs, including the establishment of new capital-protected investment trusts.

For clients such as pension funds, we focused on services such as (i) analysis of and advice on each portfolio from the perspective of both assets and liabilities, and (ii) consulting proposals from the perspective of both pension plans and investment.

Policy for initiatives in the future

We will work on transforming our structure to achieve the high capital efficiency that the investment management business essentially pursues, and, at the same time, support customers’ medium-to long-term asset formation, and thereby contribute to the revitalization of domestic financial assets.

In order to achieve this goal, we will strengthen our capacity for conducting asset management and providing solutions, increase the added value of our asset management functions, and respond to changing customer needs in a unified group manner. At the same time, we will pursue efficiency and progressiveness through innovation and business process reforms.

Global Products Unit

The Global Products Unit deals with creating a wide range of solutions, including M&A, real estate, project finance, domestic and foreign payments, asset management and stock transfer agency, as the unit in charge of providing solutions to a wide range of customer segments, including individual customers, corporate clients and investors, in the areas of investment banking and transaction banking.

Initiatives in FY2018

The Global Products Unit provided comprehensive services by exerting our strong group cooperation and high level of expertise regarding products and by assembling the group’s broad range of products and services to respond to a wide range of client needs for M&A, IPO, business succession and other events.

In addition, Trust & Custody Services Bank, Ltd. incorporated JTC Holdings, Ltd. by implementing a joint share transfer with Japan Trustee Services Bank, Ltd. for the purpose of realizing more stable and higher quality operations by seeking the benefit of scale.

Policy for initiatives in the future

As uncertainty grows in the operating environment that our customers and society confront today, we will be thoroughly aligned with our customers’ changing needs and will provide optimal solutions based on our high level of expertise and knowledge.

In addition, we will support each in-house company’s pursuit of its strategies and contribute to increasing the group’s stable earnings power by optimizing the allocation of corporate resources for each product and by effectively creating value chains on a group-wide basis.

Research & Consulting Unit

The Research & Consulting Unit, as the unit in charge of providing research services and consulting services, offers a wide variety of solutions that combine (1) research functions that provide deep analysis, spanning from industrial to macroeconomic analysis, (2) consulting functions that cover many fields, including business strategy, and (3) IT and digital technology insights.

Initiatives in FY2018

The Research & Consulting Unit worked proactively to provide supports for contributing to our customers’ business transformation and to provide recommendations and other opinions for developing solutions regarding social issues, including an aging society with a low birthrate and environment and energy issues, as a key source of value creation by combining the research and consulting functions and IT and digital technology insights within the unit and by further strengthening collaboration with each in-house company.

Policy for initiatives in the future

In a rapidly changing economic and social environment, including an aging society with a low birthrate, digitalization and globalization, we will further contribute to creating new value for our customers and society by utilizing our expertise, including industry expertise that can better respond to structural shifts occurring in our customers’ needs, and by creating value chains on a group-wide basis.

In order to realize new value creation, we will work to increase sophistication of research functions, to enhance consulting business, to leverage IT and digital technology and to address other challenges.

(2) Changes in financial conditions and results of operations (consolidated basis and non-consolidated basis)

a. Changes in financial conditions and results of operations (consolidated basis)

	(JPY billion)
	FY2015 (For the fiscal year ended March 31, 2016)	FY2016 (For the fiscal year ended March 31, 2017)	FY2017 (For the fiscal year ended March 31, 2018)	FY2018 (For the fiscal year ended March 31, 2019)
Ordinary Income	3,215.2	3,292.9	3,561.1	3,925.6
Ordinary Profits	997.5	737.5	782.4	614.1
Profit Attributable to Owners of Parent	670.9	603.5	576.5	96.5
Comprehensive Income	304.5	558.1	765.5	(110.5)
Total Net Assets	9,353.2	9,273.3	9,821.2	9,194.0
Total Assets	193,458.5	200,508.6	205,028.3	200,792.2

Note:

Fractions are rounded down.

b. Changes in financial conditions and results of operations (non-consolidated basis)

	(JPY billion)
	FY2015 (For the fiscal year ended March 31, 2016)	FY2016 (For the fiscal year ended March 31, 2017)	FY2017 (For the fiscal year ended March 31, 2018)	FY2018 (For the fiscal year ended March 31, 2019)
Operating Income	333.5	378.0	305.0	331.3
Cash Dividends Received	292.8	328.1	256.0	291.1
Cash Dividends Received from Majority-owned Banking Subsidiaries	272.0	300.5	227.0	267.7
Cash Dividends Received from Other Subsidiaries and Affiliates	20.8	27.6	28.9	23.3
Net Income	(JPY million 304,389)	(JPY million 326,676)	(JPY million 257,192)	(JPY million 354,576)
Net Income per Share of Common Stock	(JPY 12.17)	(JPY 12.91)	(JPY 10.13)	(JPY 13.97)
Total Assets	7,064.2	9,269.3	10,584.8	11,637.1
Investments in Majority-owned Banking Subsidiaries	5,454.8	5,454.4	5,454.4	5,454.4
Investments in Other Subsidiaries and Affiliates	567.7	620.1	620.1	620.1

Notes:

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net income recognized in the statement of income	–	Amount not attributable to common stock (cash dividends on preferred stock, other)
		Average number of shares of common stock issued	–	Average number of shares of treasury common stock

3. From FY2018, we apply the standard resulting after “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan (“ASBJ”) Statement No.28, February 16, 2018). The amounts stated under FY2017 above have been adjusted retrospectively to reflect such amended accounting standard.

(3) Employees

		Number of employees
March 31, 2019	Mizuho Bank, Ltd. (consolidated)	37,786
	Mizuho Trust & Banking Co., Ltd. (consolidated)	5,076
	Mizuho Securities Co., Ltd. (consolidated)	9,072
	Other	7,198
	Total	59,132
March 31, 2018	Mizuho Bank, Ltd. (consolidated)	38,058
	Mizuho Trust & Banking Co., Ltd. (consolidated)	5,019
	Mizuho Securities Co., Ltd. (consolidated)	9,091
	Other	7,883
	Total	60,051

Notes:

1. The number of employees is the number of persons employed by Mizuho Financial Group and its consolidated subsidiaries.

2. The number of employees includes locally hired staff outside Japan and does not include temporary employees.

3. The number of employees of Mizuho Financial Group is included in “Other.”

Reference:

The following sets forth information regarding the employees of Mizuho Bank, Mizuho Trust & Banking, and Mizuho Securities, as well as Mizuho Financial Group (collectively, the “Four Companies”):

	March 31, 2019	March 31, 2018
Number of employees	42,687	42,796
Average age	38 years, 6 months	38 years, 3 months
Average years of employment	14 years, 2 months	14 years, 0 months
Average monthly salary	JPY 480,000	JPY 487,000

Notes:

1. The number of employees is the number of persons employed by the Four Companies.

2. The number of employees is the aggregate total of employees of the Four Companies. The average age, average years of employment, and average monthly salary are the collective averages for the Four Companies.

3. The number of employees does not include temporary employees.

4. The calculations of average age, average years of employment, and average monthly salary do not take into account seconded employees and locally hired staff outside Japan. Fractions are rounded down.

5. The average monthly salary is the average salary for the month of March, pre-tax, and does not include bonuses.

(4) Principal offices

a.	Bank holding company

Mizuho Financial Group: Head Office

b.	Banking business

Mizuho Bank

Region	Number of offices		Principal offices
	March 31, 2019	March 31, 2018
Kanto, Koshinetsu	385	386	Head Office and other offices
Hokkaido, Tohoku	16	16	Sapporo Branch, Sendai Branch and other offices
Hokuriku, Tokai, Kinki	85	85	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	16	16	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu, Okinawa	13	13	Fukuoka Branch and other offices
Japan total	515	516
The Americas	13	13	New York Branch and other offices
Europe and the Middle East	7	7	London Branch and other offices
Asia and Oceania	22	22	Hong Kong Branch, Singapore Branch and other offices
Outside Japan total	42	42
Total	557	558

Notes:

1. Offices include sub-branches, branches, offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

2. In addition to the above, 166 banking agency offices (166 as of March 31, 2018), 56,052 non-branch ATMs (55,170 as of March 31, 2018) and 6 representative offices outside Japan (6 as of March 31, 2018) were in operation as of March 31, 2019.

3. In addition to the above, 5 sub-branches at Narita Airport (5 as of March 31, 2018), 4 sub-branches at Haneda Airport (4 as of March 31, 2018) and 1 sub-branch in Ginza, Tokyo (1 as of March 31, 2018), all mainly for foreign currency exchange, and 4 non-branch automated foreign currency exchange machines at Narita Airport (4 as of March 31, 2018), 1 of said machines in Ginza, Tokyo (1 as of March 31, 2018) and 2 of said machines at FamilyMart stores (2 as of March 31, 2018) were in operation as of March 31, 2019. Among the sub-branches listed as of March 31, 2018, 2 sub-branches at Kansai International Airport were permanently closed by March 31, 2019.

Mizuho Trust & Banking

Region	Number of offices		Principal offices
	March 31, 2019	March 31, 2018
Kanto, Koshinetsu	42	42	Head Office, Yokohama Branch and other offices
Hokkaido, Tohoku	2	2	Sapporo Branch and Sendai Branch
Hokuriku, Tokai, Kinki	10	10	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	3	3	Hiroshima Branch, Okayama Branch and other offices
Kyushu	3	3	Fukuoka Branch and other offices
Total	60	60

Notes:

1. Offices include 24 sub-branches (including Trust Lounges, Mizuho Trust & Banking’s offices that specialize in consultation and are mainly located within the same buildings as Mizuho Bank branches) (24 as of March 31, 2018).

2. In addition to the above, 61 trust agencies (59 as of March 31, 2018) were in operation as of March 31, 2019.

c.	Securities business

Mizuho Securities

Region	Number of offices		Principal offices
	March 31, 2019	March 31, 2018
Kanto, Koshinetsu	46	46	Head Office, Shinjuku Sales Dept. I and other offices
Hokkaido, Tohoku	6	6	Sapporo Branch, Sendai Branch and other offices
Hokuriku, Tokai, Kinki	38	38	Osaka Sales Dept. I, Nagoya Branch and other offices
Chugoku, Shikoku	10	10	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu	9	9	Fukuoka Branch, Kumamoto Branch and other offices
Total	109	109

Notes:

1. In addition to the above, 2 representative offices outside Japan (2 as of March 31, 2018) were in operation as of March 31, 2019.

2. In addition to the above, 150 Planet Booths (166 as of March 31, 2018) were in operation in the lobbies of Mizuho Bank branches for securities investment consultations as of March 31, 2019.

d.	Other business

Mizuho Information & Research Institute, Inc.; Head Office and other offices

Reference:

In order to provide further enhanced, comprehensive financial services, the establishment of joint branches capable of offering banking, trust banking and securities services is being promoted for the offices stated in b. and c. above. The details are as follows:

Joint branches (Japan)	Number of branches
March 31, 2019
Joint branches offering banking, trust banking and securities services	40
Joint branches offering banking and securities services	148
Joint branches offering banking and trust banking services	4
Joint branches offering trust banking and securities services	1
Total	193

Notes:

1. Mizuho Securities joint branches include Planet Booths, in addition to its offices.

(5) Capital investment (consolidated basis)

a.	Total amount of capital investment

	(JPY million)
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total amount of capital investment	24,072	1,401	4,098	14,956

Notes:

1. Fractions are rounded down.

2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in “Other” above.

b.	New establishment of important facilities

Not applicable

(6) Principal subsidiaries

Company name	Location	Main business	Date of establishment	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065		100.00	242,564
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,369		100.00	23,744
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167		95.80	12,065
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900		98.60	484
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information technology	May 11, 1970	1,627		91.50	2,078
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	July 1, 1985	2,000		51.00	8,764
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500		100.00	N/A
Mizuho Americas LLC	New York, NY, USA	Holding company	June 20, 2016	424,155 (USD 3,820 million	)	100.00 (100.00)	N/A
JTC Holdings, Ltd.	Chuo-ku, Tokyo	Holding company	October 1, 2018	500		27.00	N/A
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,044		49.00 (49.00)	N/A
Japan Trustee Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	June 20, 2000	51,000		100.00 (100.00)	N/A
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000		100.00 (100.00)	1,415

Company name	Location	Main business	Date of establishment	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
IBJ Leasing Company, Limited	Minato-ku, Tokyo	General leasing	December 1, 1969	26,088	23.53 (23.53)	N/A
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281	100.00 (100.00)	N/A
J.Score CO., LTD	Minato-ku, Tokyo	Lending	October 7, 2016	5,000	50.00 (50.00)	N/A
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension- related business	September 11, 2000	2,000	60.00 (60.00)	N/A
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	July 15, 1986	1,500	100.00 (100.00)	N/A
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000	100.00 (100.00)	N/A
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902	49.99 (49.99)	N/A
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500	50.99 (50.99)	N/A
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	April 1, 1998	200	60.00 (60.00)	N/A
Mizuho Realty One Co., Ltd.	Chuo-ku, Tokyo	Holding company	October 28, 2015	100	100.00 (100.00)	N/A
Mizuho Trust Systems Company, Limited	Chofu-shi, Tokyo	Subcontracted calculation services, software development	December 4, 1972	100	50.00 (50.00)	N/A
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	April 1, 1963	178,026 (VND 37,088,774 million)	15.00 (15.00)	N/A

Company name	Location	Main business	Date of establishment	Capital (JPY million)		Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank (China), Ltd.	Shanghai, China	Banking	June 1, 2007	156,560 (CNY 9,500 million	)	100.00 (100.00)	N/A
Mizuho International plc	London, UK	Securities, banking	March 14, 1975	102,922 (GBP 709 million)		100.00 (100.00)	N/A
Mizuho Securities Asia Limited	Hong Kong, China	Securities	April 30, 1999	51,200 (HKD 3,620 million	)	100.00 (100.00)	N/A
Mizuho Securities USA LLC	New York, NY, USA	Securities	August 16, 1976	47,652 (USD 429 million	)	100.00 (100.00)	N/A
P.T. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	25,502 (IDR 3,269,574 million	)	98.99 (98.99)	N/A
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	23,889 (EUR 191 million	)	100.00 (100.00)	N/A
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	January 11, 1911	16,869 (BRL 592 million)		100.00 (100.00)	N/A
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	11,656 (USD 105 million	)	100.00 (100.00)	N/A
Mizuho Bank (USA)	New York, NY, USA	Banking, trust banking	November 29, 1974	10,931 (USD 98 million	)	100.00 (100.00)	N/A
Mizuho Securities Europe GmbH	Frankfurt, Germany	Securities	June 10, 2018	4,359 (EUR 35 million	)	100.00 (100.00)	N/A
Mizuho Capital Markets LLC	New York, NY, USA	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	N/A

Notes:

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.

3. The “Percentage of voting rights held by Mizuho Financial Group” is rounded down to the nearest second decimal place.

4. Figures in parentheses (         ) in the “Percentage of voting rights held by Mizuho Financial Group” column are those of voting rights held indirectly.

5. JTC Holdings, Ltd., Japan Trustee Services Bank, Ltd., IBJ Leasing Company, Limited and Mizuho Securities Europe GmbH are newly included in “Principal subsidiaries.”

6. The date of establishment of IBJ Leasing Company, Limited is stated as the date of its establishment as a leasing company.

Outline of material business alliances

Mizuho Financial Group and LINE Corporation have agreed to establish a joint venture to prepare for the establishment of a new bank through their respective subsidiaries, Mizuho Bank, Ltd. and LINE Financial Corporation.

Mizuho Financial Group and LINE Corporation have agreed to execute new share issues by LINE Credit Corporation through third-party allotment to their respective group companies, Mizuho Bank, Ltd. and Orient Corporation, and LINE Financial Corporation, with LINE Credit Corporation’s aim of establishing an innovative own scoring platform that has never existed and providing highly useful loan services.

Mizuho Bank, Ltd. has concluded a basic agreement with Credit Saison Co., Ltd. regarding the termination of the Comprehensive Strategic Business Alliance Agreement.

Mizuho Bank, Ltd. has executed a capital and business alliance agreement with IBJ Leasing Company, Limited with the aim of jointly constructing a “next-generation financial platform” that would drive, from a financial perspective, the sustainable growth of Japanese industry and economy.

(7) Major borrowings

Creditors	Balance of borrowings (JPY million)	Number of shares held by Mizuho Financial Group and percentage of voting rights held by creditors
		Number of shares held (shares)	Percentage of voting rights (%)
Mizuho Bank, Ltd.	945,505	N/A	N/A
Total	945,505	N/A	N/A

(8) Business transfer, etc.

October 1, 2018

•  By implementing a joint share transfer on October 1, 2018, Trust & Custody Services Bank, Ltd. and Japan Trustee Services Bank, Ltd. incorporated JTC Holdings, Ltd., a holding company whose shareholders are existing shareholders of the above two companies, and the above two companies have become wholly-owned subsidiaries of JTC Holdings, Ltd. As a result, Trust & Custody Services Bank, Ltd. ceased to be our consolidated subsidiary and was turned into our equity-method affiliate, and JTC Holdings, Ltd. (shareholding ratio of Mizuho Financial Group: 27%) and Japan Trustee Services Bank, Ltd. became our equity-method affiliates.

•  Around 2021, the integrated company will be launched by implementing an absorption-type merger of JTC Holdings, Ltd., Trust & Custody Services Bank, Ltd. and Japan Trustee Services Bank, Ltd.

2. Matters regarding directors and executive officers

(1) Directors and executive officers

Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2019:

Directors

Name	Title and assignment	Major concurrent office	Other
Tatsufumi Sakai	Member of the Board of Directors	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Takanori Nishiyama	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Makoto Umemiya	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Yasuyuki Shibata	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Hisashi Kikuchi	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Yasuhiro Sato	Member of the Board of Directors, Chairman (Kaicho)

Ryusuke Aya	Member of the Board of Directors ∎ Member of the Audit Committee ☐ Member of the Risk Committee

Nobukatsu Funaki	Member of the Board of Directors ∎ Member of the Audit Committee		He has considerable expert knowledge concerning finance and accounting.

Name	Title and assignment	Major concurrent office	Other
Tetsuo Seki	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ∎ Member of the Compensation Committee ∎ Chairman of the Audit Committee	Audit & Supervisory Board Member of Sapporo Holdings Limited	He has considerable expert knowledge concerning finance and accounting.

Takashi Kawamura	Member of the Board of Directors (outside director) ∎ Chairman of the Nominating Committee ∎ Member of the Compensation Committee	Outside Audit and Supervisory Board Member of Nikkei, Inc. Chairman of the Board of Directors (Outside Director) of Tokyo Electric Power Company Holdings, Inc.

Tatsuo Kainaka	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ∎ Chairman of the Compensation Committee ∎ Member of the Audit Committee	Attorney-at-law at Takusyou Sogo Law Office President of the Life Insurance Policyholders Protection Corporation of Japan Corporate Auditor (External) of Oriental Land Co., Ltd.

Hirotake Abe	Member of the Board of Directors (outside director) ∎ Member of the Compensation Committee ∎ Member of the Audit Committee	Certified Public Accountant Hirotake Abe Office	He has considerable expert knowledge concerning finance and accounting.

Name	Title and assignment	Major concurrent office	Other
Hiroko Ota	Member of the Board of Directors (outside director) ∎ Chairman of the Board of Directors ∎ Member of the Nominating Committee	Professor of National Graduate Institute for Policy Studies Outside Director of JXTG Holdings, Inc. Outside Director of Panasonic Corporation

Izumi Kobayashi	Member of the Board of Directors (outside director) ∎ Member of the Nominating Committee ☐ Member of the Risk Committee	Outside Director of ANA Holdings, Inc. Outside Director of Mitsui & Co., Ltd. Member of the Board of Governors of Japan Broadcasting Corporation

Notes:

1. Chairman (Kaicho) Sato engages in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Ota.

2. Mr. Nobukatsu Funaki, who serves as a member of the Audit Committee of Mizuho Financial Group; Mr. Tetsuo Seki, who served as CFO of Nippon Steel Corporation; and Mr. Hirotake Abe, who served as a certified public accountant have considerable expert knowledge concerning finance and accounting gained through their experiences and careers.

3. Since, as a financial institution, it is essential for us to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and have sufficient coordination with internal control departments, and for these reasons, we appointed two non-executive directors who are internal directors, Messrs. Ryusuke Aya and Nobukatsu Funaki, as full-time members of the Audit Committee.

4. Mr. Hirotake Abe retired as Outside Corporate Auditor of Conexio Corporation on June 26, 2018.

5. Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Mses. Hiroko Ota and Izumi Kobayashi, who are the outside directors, satisfy the Independence Standards of Outside Directors of Mizuho Financial Group and are “independent directors” as defined by Tokyo Stock Exchange, Inc.

Directors who resigned in the fiscal year 2018

Name	Title and assignment	Other
Koichi Iida	Member of the Board of Directors	Resigned as of April 1, 2018

Note: The titles and assignments are as of the date of their resignation.

Executive officers as defined in the Companies Act

Name	Title and assignment	Major concurrent office
Tatsufumi Sakai*	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Toshitsugu Okabe	Deputy President & Executive Officer (Representative Executive Officer) Head of Retail & Business Banking Company

Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO	Deputy President & Executive Officer of Mizuho Bank, Ltd.

Junichi Kato	Senior Managing Executive Officer Head of Global Markets Company

Katsunobu Motohashi	Senior Managing Executive Officer Head of Asset Management Company	Senior Managing Executive Officer of Mizuho Bank, Ltd.

Akira Nakamura	Senior Managing Executive Officer Head of Corporate & Institutional Company	Senior Managing Executive Officer of Mizuho Bank, Ltd.

Seiji Imai	Senior Managing Executive Officer Head of Global Corporate Company	Senior Managing Executive Officer of Mizuho Bank, Ltd.

Name	Title and assignment	Major concurrent office
Tsutomu Nomura	Managing Executive Officer Head of Internal Audit Group / Group CA

Takanori Nishiyama*	Managing Executive Officer Head of Compliance Group / Group CCO	Executive Managing Director of Mizuho Bank, Ltd.

Motonori Wakabayashi	Managing Executive Officer Head of Research & Consulting Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Goji Fujishiro	Managing Executive Officer Head of Global Products Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Shuji Kojima	Managing Executive Officer Head of Human Resources Group / Group CHRO	Managing Executive Officer of Mizuho Bank, Ltd.

Makoto Umemiya*	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO	Executive Managing Director of Mizuho Bank, Ltd.

Yasuyuki Shibata*	Managing Executive Officer Head of Risk Management Group / Group CRO	Executive Managing Director of Mizuho Bank, Ltd.

Hisashi Kikuchi*	Managing Executive Officer Head of Strategic Planning Group / Group CSO	Executive Managing Director of Mizuho Bank, Ltd.

Note: Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.

Executive officers who resigned in the fiscal year 2018

Name	Title and assignment	Other
Kosuke Nakamura	Deputy President & Executive Officer Head of Corporate & Institutional Company	Resigned as of April 1, 2018

Akira Sugano	Deputy President & Executive Officer Head of Global Corporate Company	Resigned as of April 1, 2018

Keiichiro Ogushi	Senior Managing Executive Officer Head of Research & Consulting Unit	Resigned as of April 1, 2018

Name	Title and assignment	Other
Koichi Iida	Managing Executive Officer Head of Strategic Planning Group / Group CSO	Resigned as of April 1, 2018

Shinji Taniguchi	Managing Executive Officer Head of Global Products Unit	Resigned as of April 1, 2018

Yasuhiro Sato	Executive Officer	Resigned as of June 22, 2018

Notes:

1. The titles and assignments are as of the date of their resignation.

2. Mr. Yasuhiro Sato became executive officer from President & Group CEO (Representative Executive Officer) in accordance with the change of Group CEO. Then Mr. Sato resigned as executive officer at the closing of the 16th Ordinary General Meeting of Shareholders.

Reference:

Shown below are the executive officers as defined in the Companies Act as of April 1, 2019:

Executive officers as defined in the Companies Act

Name	Title and assignment
Tatsufumi Sakai	President & Group CEO (Representative Executive Officer)

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investment banking business planning, international business planning, and other matters as a member of the group since 1984. Moreover, he has abundant management experience as the Group CEO of Mizuho Financial Group and the President & CEO of Mizuho Securities Co., Ltd.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Junichi Kato	Senior Managing Executive Officer (Representative Executive Officer) Head of Global Markets Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in markets business planning, business promotion, and other matters as a member of the group since 1980.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Global Markets Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Akira Nakamura	Senior Managing Executive Officer Head of Corporate & Institutional Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate banking (large corporations) business planning, business promotion, and other matters as a member of the group since 1985.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Corporate & Institutional Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Seiji Imai	Senior Managing Executive Officer Head of Global Corporate Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business planning, investment banking business, business promotion, and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Global Corporate Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masahiro Otsuka	Senior Managing Executive Officer Head of Retail & Business Banking Company

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in personal business planning, consulting business, and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Satoshi Ishii	Senior Managing Executive Officer Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group / CDIO, Group CIO and Group COO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources planning, international business planning, business promotion, and other matters as a member of the group since 1986.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Chief Digital Innovation Officer, the Head of IT & Systems Group and Head of Operations Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Makoto Umemiya	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, portfolio management, business promotion, and other matters as a member of the group since 1987.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Financial Control & Accounting Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Shuji Kojima	Managing Executive Officer Head of Compliance Group / Group CCO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business and has abundant business experience, having been engaged in compliance, human resources, internal audits, business promotion, and other matters as a member of the group since 1987.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Compliance Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Motonori Wakabayashi	Managing Executive Officer Head of Research & Consulting Unit / Head of Risk Management Group / Group CRO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in research and consulting business, business promotion, corporate credit supervision, and other matters as a member of the group since 1987.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as the Head of Research & Consulting Unit and the Head of Risk Management Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Goji Fujishiro	Managing Executive Officer Head of Asset Management Company / Head of Global Products Unit

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in products business planning, human resources, business promotion, and other matters as a member of the group since 1987.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Asset Management Company and the Head of Global Products Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hisashi Kikuchi	Managing Executive Officer Head of Strategic Planning Group / Group CSO

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, human resource management, business promotion, and other matters as a member of the group since 1988.

Mizuho Financial Group has appointed him as executive officer based on the role to be delegated to him as the Head of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hiroaki Ehara	Managing Executive Officer Head of Human Resources Group / Group CHRO

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resource planning, operations planning, business promotion, internal audits, and other matters as a member of the group since 1987.

Mizuho Financial Group has appointed him as executive officer based on the role delegated to him as the Head of Human Resources Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

(2) Aggregate compensation for directors and executive officers

The policies concerning determination of the amount of, or the method of calculating, compensation for officers

We set out the Mizuho Financial Group Compensation Policy concerning the determination of compensation for each individual director, executive officer, and specialist officer (“Officers”) of Mizuho Financial Group as well as Mizuho Bank, Mizuho Trust & Banking, and Mizuho Securities (“Three Core Companies”).

Executive compensation for officers of Mizuho Financial Group and the Three Core Companies pursuant to this policy is determined based on appropriate governance and control, and intended to function as an incentive and compensation for each officer to fulfill their designated function to the fullest.

Basic policy

The basic policy with respect to the determination of individual compensation of Officers of Mizuho Financial Group and the Three Core Companies is set forth below:

(1)

Executive compensation shall be determined based on appropriate governance and control, and function as an appropriate incentive in order to ensure that the organization is managed with a focus on creating value for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Philosophy.

(2)	Executive compensation shall be based on the functions and responsibilities assigned to and the performance of each of the Officers.

(3)

Executive compensation shall contribute to suppression of excessive risk taking, improving corporate value and creating value for various stakeholders not only in the short term but also over the medium to long term.

(4)	Executive compensation shall reflect the operating environment and business performance of the group.

(5)	Executive compensation shall enable us to secure Officers with specialized expertise such as professionals with a competitive edge in the market.

(6)

The compensation system and standards shall be timely and appropriately reevaluated and set at a competitive and reasonable standard based on factors such as economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

(7)	Regulations and guidelines concerning executive compensation, both in Japan and outside Japan, shall be complied with.

Compensation system

1. Structure of compensation

Compensation for Officers shall, in principle, consist of Base Salary, Performance Payments and Stock Compensation.

Base Salary	Base Salary shall factor in the function and responsibility of each Officer, in addition to the standard amount for each position, and payment will be made monthly in cash.

Performance Payments*	Purpose	Increasing incentive for Officers to achieve the annual budget and as compensation for their achievements.

The payment shall reflect the group-wide results of operations, the results of each of the organizations (in-house companies and units) that each Officer is in charge of, and the performance of each Officer, in addition to the standard amount for each position.

A certain amount of deferred payment over three years will be made.

Purpose	Aligning the interests of Officers with those of the shareholders and increasing the incentive to enhance corporate value.

Stock Compensation*	Stock Compensation I	Payment will be made at the time of retirement of each Officer, in the form of shares of common stock of Mizuho Financial Group in accordance with each position.
Stock Compensation II

Deferred payments over three years will be made in the form of shares of common stock of Mizuho Financial Group in accordance with the group-wide results of operations, the results of each of the organizations (in-house companies and units) that each Officer is in charge of, and the performance of each Officer, in addition to the standard amount for each position.

* A system is adopted which enables a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee depending on the performance of the group or the individual.

2. Compensation system for individual Officers

Officers responsible for business execution

•	The composition of the compensation shall, in principle, be 50%, 17.5%, and 32.5% for Base Salary, Performance Payments and Stock Compensation I and II, respectively.

•

The amount of funds for Performance Payments and Stock Compensation II is decided for each fiscal year by multiplying the standard amount for each position in that year with the total number of officers in that year, and a coefficient based on the result from the fiscal year’s results of operations (the evaluation metrics for the coefficient is determined by the Consolidated Net Business Profits of the group). The payment will be, in principle, within the range of 0% to 150% of the standard amount for each position.

Compensation for professionals

•

Payment of compensation may be designed individually taking into consideration local compensation practices and the responsibilities, business characteristics, and market value, etc., of each respective officer.

•

A system is adopted which enables a certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture of the deferred amount depending on the performance of the group or the individual.

Compensation system for Non-executive officers responsible for management supervision

•

Compensation for Non-executive officers responsible for management supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function.

•	Compensation system shall consist of Base Salary and Stock Compensation and the composition shall, in principle, be 85% and 15% for Basic Salary and Stock Compensation, respectively.

Compensation determination process

The compensation is determined by the Compensation Committee, which consists completely of the outside directors.

1.

The Compensation Committee shall determine the determination policy of executive compensation for Mizuho Financial Group and the Three Core Companies and the executive compensation system including the abovementioned compensation system in order to effectively secure the transparency and objectivity of compensation for individual Officers. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer as defined in the Companies Act of Mizuho Financial Group and approve, via Mizuho Financial Group, the compensation of each individual director of the Three Core Companies.

2.

The President & CEO, pursuant to this policy and the regulations and detailed rules regarding this policy, shall determine the compensation for each executive officer, as defined in our internal regulations, and each specialist officer of Mizuho Financial Group and approve, via Mizuho Financial Group, the compensation of each individual executive officer and specialist officer of the Three Core Companies.

3.

The Compensation Committee shall verify the validity of the compensation system and standards based on economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

4.	All members of the Compensation Committee shall be appointed from among the outside directors (or at least the non-executive directors) and the Chairman shall be an outside director.

5.

The Compensation Committee may have officers who are not members of the committee (including officers of the Three Core Companies), such as the President & CEO and outside experts, attend its meetings and request their opinion in order to facilitate adequate and appropriate discussions and determinations.

Image of compensation determination process

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act

Shown below are the compensation for fiscal year 2017 and for fiscal year 2018 of the directors and executive officers as defined in the Companies Act. The compensation For fiscal year 2017 below shows the amounts that are paid or expected to be paid as the compensation for fiscal year 2017 and that have been determined during fiscal year 2018.

			(JPY million)
Classification	Number of persons[2]	Aggregate compensation[3]	Aggregate amounts of compensation by type
			For fiscal year 2018						For fiscal year 2017
			Base Salary		Stock Compensation I (paid at the time of retirement)		Other		Performance Payments		Former Stock Compensation (paid during the term in office)
			Number of persons	Amount	Number of Persons	Amount	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
Directors	9	315	9	265	8	27	8	0			2	22
Executive officers as defined in the Companies Act	21	668	16	402	15	78	16	1	15	97	14	88
Total	30	983	25	668	23	105	24	1	15	97	16	110

Notes:

1. Fractions are rounded down.

2. With respect to the number of persons, the directors and executive officers as defined in the Companies Act who were actually paid or expected to be paid for fiscal year 2017 and for fiscal year 2018 are stated.

3. With respect to the amounts, the aggregate amounts for fiscal year 2017 and for fiscal year 2018 are stated.

4. The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

5. In the chart above one executive officer, who resigned as of June 22, 2018, is included in the number of executive officers in the “Base Salary” and “Other” columns for fiscal year 2018. The five executive officers who resigned as of April 1, 2018, and the one executive officer who resigned as of June 22, 2018, are included in the number of executive officers in the column of Performance Payments for fiscal year 2017. In addition, the five executive officers who resigned as of April 1, 2018, are included in the number of executive officers in the column of Former Stock Compensation for fiscal year 2017.

6. With respect to Stock Compensation I for the directors and executive officers, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2018 based on each position, as the stock ownership points granted for fiscal year 2018 (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (196.3922 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of retirement.

7. With respect to the Performance Payments for the executive officers as defined in the Companies Act, the amounts decided by the Compensation Committee of Mizuho Financial Group in July 2018 as the Performance Payments for fiscal year 2017 are stated.

8. “Former Stock Compensation” means Stock Compensation based on the compensation system before revision in fiscal year 2018.

9. With respect to former Stock Compensation for fiscal year 2017, the amounts given are obtained by multiplying the stock ownership points granted by the Compensation Committee of Mizuho Financial Group in July 2018, based on position in the case of non-executive directors (excluding outside directors) and position and performance in the case of executive directors as the stock ownership points granted for fiscal year 2017 by the book value of Mizuho Financial Group stock (196.3922 per share). Stock Compensation for fiscal year 2017 is expected to be paid as deferred payments over three years from fiscal year 2019.

10. Because the amount of Performance Payments and Stock Compensation II to be paid with respect to fiscal year 2018 has not yet been determined at present, the aggregate compensation above does not include the amount of Performance Payments and Stock Compensation; however, the necessary reserve is recorded for accounting purposes.

11. The condolence money premiums and other premiums subsidies concerning fiscal year 2018 are included in the above table as “Other” which are based on the decision by the Compensation Committee.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Tetsuo Seki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that the outside director is bona fide and without gross negligence in performing their duty.
Takashi Kawamura
Tatsuo Kainaka
Hirotake Abe
Hiroko Ota
Izumi Kobayashi

(4) Attendance at meetings of the Board of Directors and Committees

(As of March 31, 2019)

Name		Board of Directors	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee
Tatsufumi Sakai		12/12 meetings (100%)
Takanori Nishiyama		14/14 meetings (100%)
Makoto Umemiya		14/14 meetings (100%)
Yasuyuki Shibata		14/14 meetings (100%)
Hisashi Kikuchi		12/12 meetings (100%)
Yasuhiro Sato		14/14 meetings (100%)
Ryusuke Aya	Chairman of the Risk Committee	14/14 meetings (100%)			17/17 meetings (100%)	6/6 meetings (100%)
Nobukatsu Funaki		14/14 meetings (100%)			17/17 meetings (100%)
Tetsuo Seki	Chairman of the Audit Committee	14/14 meetings (100%)	8/8 meetings (100%)	11/11 meetings (100%)	17/17 meetings (100%)
Takashi Kawamura	Chairman of the Nominating Committee	14/14 meetings (100%)	8/8 meetings (100%)	11/11 meetings (100%)
Tatsuo Kainaka	Chairman of the Compensation Committee	14/14 meetings (100%)	8/8 meetings (100%)	11/11 meetings (100%)	17/17 meetings (100%)
Hirotake Abe		14/14 meetings (100%)		11/11 meetings (100%)	17/17 meetings (100%)
Hiroko Ota	Chairman of the Board of Directors	14/14 meetings (100%)	8/8 meetings (100%)
Izumi Kobayashi		14/14 meetings (100%)	8/8 meetings (100%)			6/6 meetings (100%)

Note:

With respect to Messrs. Tatsufumi Sakai and Hisashi Kikuchi, their stated attendance at the meetings of the Board of Directors is for those that were held during fiscal year 2018 after their appointment as directors of Mizuho Financial Group in June 2018.

3. Matters regarding outside directors

(1) Concurrent offices and other details of outside directors

Details of major concurrent offices of outside directors are as described in the above “2. Matters regarding directors and executive officers, (1) Directors and executive officers.”

Mizuho Financial Group has no relationships required to be stated with the organizations at which the outside directors hold major concurrent offices.

(2) Major activities of outside directors

The attendance of outside directors at meetings of the Board of Directors and relevant committees during fiscal year 2018 is as described in the above “2. Matters regarding directors and executive officers, (4) Attendance at meetings of the Board of Directors and Committees.”

By leveraging their extensive experiences, deep insights, and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Board of Directors of Mizuho Financial Group and relevant committees.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Tetsuo Seki	3 years, 9 months	By leveraging his extensive experience and deep insight as a senior executive, he proactively made suggestions concerning, among other matters, (i) increasing our fundamental earnings power, (ii) appropriate allocation of human resources based on our business strategies, (iii) how effective performance evaluations should be structured, and (iv) direction of the new business plan based on our structural reforms.

Takashi Kawamura	4 years, 9 months	By leveraging his extensive experience and deep insight as a senior executive, he proactively made suggestions concerning, among other matters, (i) the responsibility for profit and appropriate allocation of expenses in the in-house company system, (ii) improvement of earning power by promoting structural reforms, and (iii) strengthening of stable capital base in light of the harsh/difficult business environment.

Tatsuo Kainaka	4 years, 9 months	By leveraging his extensive experience, deep insight and high level of expertise as Public Prosecutor, judge, and an attorney-at-law, he proactively made suggestions concerning, among other matters, (i) proper allocation of human resources responding to the business volume, (ii) employees’ satisfaction with working in the group, and (iii) improvement plans based on the analysis of causes of crisis.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Hirotake Abe	3 years, 9 months	By leveraging his extensive experience, deep insight, and high level of expertise as a certified public accountant, he proactively made suggestions concerning, among other matters, (i) proper financial reporting, (ii) human resources strategy in response to digitalization and business expansion overseas, and (iii) strengthening the function of internal control within the Three Core Companies.

Hiroko Ota	4 years, 9 months	By leveraging her extensive experience, deep insight and high level of expertise as a university professor and as Minister of State of the Cabinet Office and other positions, she proactively made suggestions concerning, among other matters, (i) how the new business plan should be established taking into account being conscious of accountability for stakeholders, (ii) enhancing personnel management for the improvement of productivity, and (iii) initiatives focusing on strengthening the capabilities of our workforce.

Izumi Kobayashi	1 year, 9 months	By leveraging her extensive experience and deep insight as a senior executive, she proactively made suggestions concerning, among other matters, (i) risk management structures that can respond to changes in the environment immediately, (ii) how performance evaluations in Trading & Others should be structured, and (iii) the reach of new solutions responding to the changing needs of customers.

(3) Compensation for outside directors (for the fiscal year 2018)

	Number of persons	Compensation paid by Mizuho Financial Group	Compensation paid by subsidiary of Mizuho Financial Group
Total amount of compensation	6	122 million yen	None

Notes:

1. Fractions are rounded down.

4. Matters regarding Mizuho Financial Group’s shares

(1) Number of shares

(As of March 31, 2019)
Total number of authorized shares	51,300,000,000

(2) Total number of classes of shares authorized to be issued, total number of shares issued, and number of shareholders

	(As of March 31, 2019)
Classification	Total number of classes of shares authorized to be issued	Total number of shares issued	Number of shareholders
Common stock	48,000,000,000	25,392,498,945	999,140
First Series of Class XIV Preferred Stock	900,000,000
Second Series of Class XIV Preferred Stock	900,000,000
Third Series of Class XIV Preferred Stock	900,000,000
Fourth Series of Class XIV Preferred Stock	900,000,000
First Series of Class XV Preferred Stock	900,000,000
Second Series of Class XV Preferred Stock	900,000,000
Third Series of Class XV Preferred Stock	900,000,000
Fourth Series of Class XV Preferred Stock	900,000,000

	(As of March 31, 2019)
Classification	Total number of classes of shares authorized to be issued	Total number of shares issued	Number of shareholders
First Series of Class XVI Preferred Stock	1,500,000,000
Second Series of Class XVI Preferred Stock	1,500,000,000
Third Series of Class XVI Preferred Stock	1,500,000,000
Fourth Series of Class XVI Preferred Stock	1,500,000,000

Notes:

1. The total number of the classes of shares which Mizuho Financial Group is authorized to issue in respect of the First to Fourth Series of Class XIV Preferred Stock shall not exceed 900,000,000 in total.

2. The total number of the classes of shares which Mizuho Financial Group is authorized to issue in respect of the First to Fourth Series of Class XV Preferred Stock shall not exceed 900,000,000 in total.

3. The total number of the classes of shares which Mizuho Financial Group is authorized to issue in respect of the First to Fourth Series of Class XVI Preferred Stock shall not exceed 1,500,000,000 in total.

4. As a result of the exercise of stock acquisition rights, there was an increase of 2,854,000 shares of common stock in the period from April 1, 2018 to March 31, 2019.

5. The number of shareholders of common stock listed above does not include 24,361 shareholders who own only shares constituting less than one (1) unit.

(3) Major shareholders as of March 31, 2019

Common stock

(As of March 31, 2019)

Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held	Percentage of shares held
The Master Trust Bank of Japan, Ltd. (Trustee account)	1,360,079,600	5.35
Japan Trustee Services Bank, Ltd. (Trustee account)	1,065,112,500	4.19
Japan Trustee Services Bank, Ltd. (Trustee account 5)	525,839,800	2.07
Japan Trustee Services Bank, Ltd. (Trustee account 9)	516,271,400	2.03
JP Morgan Chase Bank 385151	393,575,328	1.55
State Street Bank West Client – Treaty 505234	392,747,217	1.54
Japan Trustee Services Bank, Ltd. (Trustee account 1)	349,978,800	1.37
Japan Trustee Services Bank, Ltd. (Trustee account 7)	339,733,700	1.33
Japan Trustee Services Bank, Ltd. (Trustee account 2)	325,188,100	1.28
Japan Trustee Services Bank, Ltd. (Trustee account 4)	288,707,000	1.13

Notes:

1. Figures for the percentages of shares held are rounded down to the nearest second decimal place.

2. The percentages of shares held are calculated by excluding treasury stock (6,520,138 shares).

5. Matters regarding stock acquisition rights of Mizuho Financial Group

The following table is a summary of the stock acquisition rights issued to the directors (excluding the outside directors), executive officers as defined in the Companies Act, and executive officers as defined in our internal regulations of Mizuho Financial Group and its subsidiaries, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd, pursuant to the Companies Act, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
Fourth Series of Stock Acquisition Rights of Mizuho Financial Group	December 8, 2011	12,452 rights	Common stock, 12,452,000 shares	91,840	1	From December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of Mizuho Financial Group	August 31, 2012	11,776 rights	Common stock, 11,776,000 shares	113,250	1	From September 3, 2012 to August 31, 2032
Sixth Series of Stock Acquisition Rights of Mizuho Financial Group	February 17, 2014	7,932 rights	Common stock, 7,932,000 shares	192,610	1	From February 18, 2014 to February 17, 2034
Seventh Series of Stock Acquisition Rights of Mizuho Financial Group	December 1, 2014	9,602 rights	Common stock, 9,602,000 shares	186,990	1	From December 2, 2014 to December 1, 2034

Note:

1. Statements regarding the first through third series of stock acquisition rights of Mizuho Financial Group are omitted because our directors and executive officers held no stock acquisition rights as of March 31, 2019.

(1) Stock acquisition rights of Mizuho Financial Group held by directors and executive officers as of March 31, 2019

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by directors and executive officers as defined in the Companies Act
Fourth Series of Stock Acquisition Rights of Mizuho Financial Group	77 rights	Common stock, 77,000 shares	1 person, 77 rights
Fifth Series of Stock Acquisition Rights of Mizuho Financial Group	270 rights	Common stock, 270,000 shares	2 persons, 270 rights
Sixth Series of Stock Acquisition Rights of Mizuho Financial Group	119 rights	Common stock, 119,000 shares	2 persons, 119 rights
Seventh Series of Stock Acquisition Rights of Mizuho Financial Group	665 rights	Common stock 665,000 shares	8 persons, 665 rights

(2) Stock acquisition rights of Mizuho Financial Group delivered to employees during the fiscal year ended March 31, 2019

No stock acquisition rights of Mizuho Financial Group were delivered to employees during the fiscal year ended March 31, 2019.

6. Matters regarding Independent Auditor

(1) Independent Auditor

Name	Ernst & Young ShinNihon LLC Designated Partners with Limited Liability Ryuji Takagi, C.P.A. Hiroshi Nishida, C.P.A. Shinichi Hayashi, C.P.A. Mitsuhiro Nagao, C.P.A.

Compensation, etc. for the fiscal year ended March 31, 2019	JPY 47 million

Other

1. The Audit Committee reviewed, based on the performance of duties by the Independent Auditor in previous years pursuant to the auditing plan, whether (i) the items and structure of the auditing plan for the fiscal year ended March 31, 2019 were such that they appropriately corresponded to the risk assessments, and (ii) the estimate of the compensation for the audit had been prepared based on the auditing hours required to ensure effective, efficient and proper auditing quality. As a result thereof, the Audit Committee determined that the amount of compensation for the audit was reasonable, and the Audit Committee gave the consent set forth in Article 399, Paragraph 1 of the Companies Act.

2. Mizuho Financial Group paid consideration to the Independent Auditor for the advisory services and other services related to the U.S. GAAP, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Act (non-audit services).

(Notes)

1. Fractions are rounded down.

2. The audit contract between Mizuho Financial Group and the Independent Auditor does not separate the compensation for the audit under the Companies Act from the compensation for the audit under the Financial Instruments and Exchange Act. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of Mizuho Financial Group by Mizuho Financial Group, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 4,400 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by Mizuho Financial Group, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

4. The Japanese name of Ernst & Young ShinNihon LLC was changed from ShinNihon LLC as of July 1, 2018; however, the English name of the company remains unchanged as “Ernst & Young ShinNihon LLC.”

(2) Other matters regarding the Independent Auditor

a. Policy for determination of dismissal or non-reappointment of the Independent Auditor

Dismissal

1.

The Audit Committee determines the content of proposals regarding the dismissal of an Independent Auditor to be submitted to the general meeting of shareholders in the case where it is expected that the audit of financial statements or other items may be seriously affected by that Independent Auditor’s actions; namely, where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and other matters that may affect the audit of financial statements or other items.

2.

The Audit Committee dismisses an Independent Auditor upon the unanimous consent of all members of the Audit Committee in the case where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and the Audit Committee decides that the Independent Auditor in question should be promptly dismissed. In such a case, the members of the Audit Committee designated by the Audit Committee will report the dismissal of the Independent Auditor in question and the reason for such dismissal at the first general meeting of shareholders called after such dismissal.

Non-reappointment

The Audit Committee determines the content of proposals regarding the non-reappointment of an Independent Auditor to be submitted to the general meeting of shareholders in the case where the Audit Committee decides that it is reasonable to change the Independent Auditor to another Independent Auditor who is more capable of being entrusted with the duties of an Independent Auditor of the group, even though the system or other such framework that ensures (i) the appropriate implementation of the method of the audit and the results thereof and (ii) the appropriate accomplishment of duties conducted by the Independent Auditors is maintained at a level generally recognized to be adequate.

b.	Principal majority-owned subsidiaries and other subsidiaries audited by any certified public accountant or audit corporation other than the Independent Auditor of Mizuho Financial Group

Mizuho International plc and eleven (11) other companies among Mizuho Financial Group’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Companies Act or the Financial Instruments and Exchange Act (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of Mizuho Financial Group.

7. Structure for ensuring appropriate conduct of operations

The Structure for Ensuring Appropriate Conduct of Operations resolved upon by the Board of Directors and the operational status of this structure are summarized below.

Regarding Mizuho Financial Group’s Internal Control System that was resolved upon at the Board of Directors meeting held on April 20, 2018, the system’s operational status and related matters were reviewed, the nonexistence of structural or operational issues was confirmed, and necessary revisions, such as revisions to reflect changes in various regulations, were made. Thereafter, the revised Internal Control System was resolved upon at the Board of Directors meeting held on April 26, 2019.

Summary of the Structure for Ensuring Appropriate Conduct of Operations resolved on at the Board of Directors meeting

(1) Risk management structure

Rules and other structures for managing risk of loss

∎	Comprehensive risk management

Mizuho Financial Group maintains basic policies with respect to comprehensive risk management of Mizuho Financial Group and entities administered by Mizuho Financial Group in the Basic Policy for Comprehensive Risk Management.

Mizuho Financial Group sets forth, in the Basic Policy for Comprehensive Risk Management, definitions and classifications of risks as well as the departments and offices responsible for risk management and the management structure. Moreover, Mizuho Financial Group implements comprehensive risk management to control risk to a level acceptable from a management perspective by evaluating risks as a whole and appropriately responding to risks as necessary either prior or subsequent to their occurrence both qualitatively and quantitatively.

The President & CEO is responsible for the comprehensive risk management of Mizuho Financial Group, while the Head of the Risk Management Group is in charge of matters relating to the planning and operation of comprehensive risk management pursuant to the Basic Policy for Comprehensive Risk Management. The Head of the Risk Management Group reports to the Board of Directors, the Risk Committee, the Executive Management Committee, and the President & CEO with respect to the status of comprehensive risk management and other related items, periodically and as necessary. Moreover, the Head of the Risk Management Group makes recommendations to each executive officer in charge of risk management from the perspective of comprehensive risk management, as necessary.

∎	Business policy committees

Business policy committees, such as the Risk Management Committee, comprehensively discuss and coordinate various company-wide issues concerning different forms of risk such as market risk and liquidity risk.

∎	Business continuity management

In our Basic Policy for Business Continuity Management, Mizuho Financial Group sets forth response measures to be taken in the event of an emergency at Mizuho Financial Group and entities administered by Mizuho Financial Group and basic policies for business continuity management.

Mizuho Financial Group establishes appropriate and effective response measures as well as the framework of business continuity management and response measures in the event of an emergency in the Basic Policy for Business Continuity Management in ordinary times in order to identify risks of an emergency and swiftly implement measures, including risk reduction measures in the event of an emergency, and we aim to disseminate this information across the organization.

Mizuho Financial Group has a dedicated organization in charge of business continuity management.

Rules and other structures for managing risk of loss, including the above mentioned rules and structures, have been set forth in internal policies such as our Basic Policy for Comprehensive Risk Management, Basic Policy for Credit Risk Management, Basic Policy for Market Risk Management, Basic Policy for Liquidity Risk Management, Basic Policy for Operational Risk Management, and Basic Policy for Business Continuity Management.

Rules and other structures for managing risk of loss at Mizuho Financial Group’s subsidiaries

∎	Basic policy relating to risk management

With respect to risk management at Mizuho Financial Group’s core group companies, Mizuho Financial Group develops and provides basic policies and other internal rules and receives reports periodically or as necessary on matters necessary for risk management, such as the risk status at the core group companies, and reports the comprehensive risk management status and other relevant information to the Board of Directors, the Risk Committee and other appropriate governance bodies. Mizuho Financial Group’s prior approval is required when adjustments to the basic policies, or other rules, developed by Mizuho Financial Group are necessary, or when Mizuho Financial Group provides instructions regarding these basic policies or other rules.

Mizuho Financial Group centrally oversees and manages the risk and business continuity management of the core group companies, and the risk and business continuity management of subsidiaries and affiliates other than the core group companies shall be overseen, in principle, through the core group companies.

The companies particularly designated by Mizuho Financial Group, among the core group companies, each set forth their basic policy for risk and business continuity management upon applying to Mizuho Financial Group, in accordance with the basic policy established by Mizuho Financial Group.

Rules and other structures for managing risk of loss of Mizuho Financial Group’s subsidiaries, including the above mentioned structures, have been set forth in internal policies such as our Group Management Administration Regulations, Basic Policy for Comprehensive Risk Management, and Basic Policy for Business Continuity Management.

(2) Compliance structure

Structure to ensure that Executive Officers as defined in the Companies Act and employees execute their duties in compliance with laws, regulations and the Articles of Incorporation

∎	Mizuho Code of Conduct

Mizuho Financial Group maintains the Mizuho Code of Conduct as an ethical standard that must be observed in line with our Corporate Identity, which serves as the concept that forms the basis of all activities conducted by Mizuho Financial Group. Mizuho Financial Group observes the Mizuho Code of Conduct in making all business and operational decisions.

∎	Compliance

Mizuho Financial Group views complete compliance as a basic principle of management and maintains a compliance management structure and a Compliance Manual. Mizuho Financial Group, in principle, develops compliance programs each fiscal year for the implementation of specific plans for complete compliance and periodically follows up on the status of the implementation of such plans. Mizuho Financial Group also maintains a compliance hotline and hotlines relating to internal control and audits with respect to accounting and financial reports.

The President & CEO is responsible for compliance at Mizuho Financial Group, while the Head of the Compliance Group is in charge of planning, drafting and promoting matters related to compliance in general. The Head of the Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee, and the President & CEO with respect to the status of compliance and other matters, periodically and as necessary.

∎	Stance towards organized crime

Mizuho Financial Group’s stance towards organized crime is part of our compliance structure. Mizuho Financial Group is dedicated to preventing transactions with individuals or organizations associated with organized crime, which is viewed as an important group policy when designing and implementing the specific plans for complete compliance mentioned above.

∎	Business policy committees
Business policy committees, such as the Compliance Committee, comprehensively discuss and coordinate issues concerning compliance and the handling of organized crime-related measures.

A structure to ensure that Executive Officers as defined in the Companies Act and employees execute their duties in compliance with laws, regulations and the Articles of Incorporation, including the above mentioned structures, has been set forth in internal policies including the Mizuho Code of Conduct, Basic Policy of Compliance and the Compliance Manual.

Structure to ensure that directors, employees, and other members of Mizuho Financial Group’s subsidiaries execute their duties in compliance with laws, regulations and the Articles of Incorporation

∎	Basic policy relating to compliance

With respect to the compliance management of the core group companies, Mizuho Financial Group develops and provides basic policies and other such rules, and receives reports periodically or as necessary on matters necessary for compliance management of the core group companies, and reports the status of compliance and other matters to the Board of Directors, the Audit Committee, and other appropriate governance bodies. Mizuho Financial Group’s prior approval is required when adjustments to the basic policies or other rules developed by Mizuho Financial Group are necessary, or when Mizuho Financial Group provides instructions regarding these basic policies or other rules.

Mizuho Financial Group maintains a system that centrally oversees and manages the status of compliance of the core group companies, and as for subsidiaries and affiliates, other than the core group companies, a compliance management system is established, in principle, through the core group companies.

The companies particularly designated by Mizuho Financial Group, among the core group companies, each set forth their basic policy on compliance upon applying to Mizuho Financial Group, in accordance with the basic policy established by Mizuho Financial Group.

A structure to ensure that directors, employees, and other members of Mizuho Financial Group’s subsidiaries are executed in compliance with laws, regulations and the Articles of Incorporation, including the above mentioned structures, has been set forth in internal policies such as the Group Management Administration Regulations and Basic Policy of Compliance.

(3) Execution of duties by Executive Officers as defined in the Companies Act

Structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act

∎	Period of retention

Mizuho Financial Group fixes the period of retention for information, such as the minutes of the Executive Management Committee meetings and other various committee meetings and materials related thereto, as well as applications for approval and reports, and carries out other necessary matters relating to the safekeeping and management thereof.

∎	Information management

The President & CEO is responsible for information management at Mizuho Financial Group, while the Head of the Compliance Group is in charge of matters relating to the planning and operation of information management. The Head of the Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee, and the President & CEO with respect to the status of information management and other matters, periodically and as necessary.

Mizuho Financial Group, in principle, establishes specific plans for thorough information management each fiscal year and periodically follows up on the status of the implementation thereof.
∎	Business policy committees
Business policy committees, such as the Compliance Committee, comprehensibly discuss and coordinate various company-wide measures concerning information management.

A structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act, including the above mentioned structures, has been set forth in internal policies including the Basic Approach for Group Business Management Concerning Information Management, Information Security Policy, Regulations of the Executive Management Committee, and Regulations of the Internal Audit Committee.

Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act

∎	Delegation of authority

Mizuho Financial Group realizes expeditious corporate management that is capable of making swift and flexible decisions by delegating decisions on business execution to Executive Officers as defined in the Companies Act to the fullest extent.

∎	In-house company system

Mizuho Financial Group maintains in-house companies and units under a management structure based on customer segments and, as the holding company that oversees the business management of the group, Mizuho Financial Group formulates group-wide strategies across banking, trust banking, securities, and other business areas.

∎ Implementation of risk appetite framework

Mizuho Financial Group implements a risk appetite framework by establishing a group level risk appetite within the risk-bearing capacity of the group as a whole and, among other things, specifying risk appetite metrics for each in-house company and unit.

∎ Assignment of business operations, decision-making authority

Mizuho Financial Group determines the criteria for matters to be resolved by or reported to the Board of Directors, assignment of business operations to each organization, decision-making authority depending on the importance of matters, etc. Mizuho Financial Group also maintains an Executive Management Committee and several business policy committees. Thus, Mizuho Financial Group ensures that Executive Officers as defined in the Companies Act execute their duties efficiently on a company-wide basis.

A structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act, including the above mentioned structures, has been set forth in internal policies such as our Corporate Governance Guidelines, Regulations of the Board of Directors, Organization Regulations, Authorization Regulations, and Basic Policy Concerning the Operation of the Risk Appetite Framework.

(4) Group management administration structure

Structure for ensuring appropriate conduct of operations within the corporate group consisting of Mizuho Financial Group and its subsidiaries

∎ Mizuho Code of Conduct
Each group company has adopted the Mizuho Code of Conduct.
∎ Group management administration

Mizuho Financial Group directly administers its core group companies as stipulated in our Group Management Administration Regulations, in order to play an active role as the holding company in the management of the group and act in a planning function with respect to group strategies and policies and a controlling function with respect to each group company as part of Mizuho Financial Group’s business management.

In accordance with the Standards for Management of Subsidiaries established by Mizuho Financial Group, the core group companies administer subsidiaries and affiliates other than the core group companies.

∎ Reports to the Board of Directors and other governance bodies, by Directors, Executive Officers as defined in the Companies Act, employees, etc.

The Board of Directors, the Nominating Committee, the Compensation Committee, and the Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act, and employees of Mizuho Financial Group (including directors, corporate auditors, or other persons equivalent thereto and employees of the Three Core Companies, and directors, corporate auditors, or other persons equivalent thereto and employees of Mizuho Financial Group’s subsidiaries and affiliates with respect to the meetings of the Board of Directors and the Audit Committee) attend meetings of the Board of Directors and such committees and request reports and opinions by those people. Directors, Executive Officers as defined in the Companies Act, and employees of Mizuho Financial Group (including directors, corporate auditors, or other persons equivalent thereto and employees of the Three Core Companies, and directors, corporate auditors, or other persons equivalent thereto and employees of Mizuho Financial Group’s subsidiaries and affiliates with respect to the meetings of the Board of Directors and the Audit Committee) shall, upon request, attend meetings of the Board of Directors and such committees and explain matters requested by the Board of Directors and such committees.

A structure for ensuring appropriate conduct of operations within the corporate group consisting of Mizuho Financial Group and its subsidiaries, including the above mentioned structures, has been set forth in internal policies such as the Corporate Governance Guidelines, Mizuho Code of Conduct, Regulations of the Board of Directors, Regulations of the In-House Company Strategy Conference, Group Management Administration Regulations, Standards for Management of Subsidiaries, and Regulations for the Operation of the in-house company system.

Structure concerning reports to Mizuho Financial Group on matters related to the execution of duties by the directors of Mizuho Financial Group’s subsidiaries and other persons equivalent thereto
∎ Application for approval and reports from the core group companies

Pursuant to the Group Management Administration Regulations, Mizuho Financial Group receives applications for approval from the core group companies on material matters concerning the entire group and receives reports on matters relevant thereto.

With respect to risk management, compliance management, and internal audits, Mizuho Financial Group receives reports periodically or as necessary regarding necessary matters in accordance with the basic policies and other such internal regulations. In addition, the core group companies are required to submit an application for approval or complete other such procedures when adjustments are required to such basic policies or other internal regulations or when instructed to do so by Mizuho Financial Group.

A structure concerning reports to Mizuho Financial Group on matters related to the execution of duties by the directors of Mizuho Financial Group’s subsidiaries and other persons equivalent thereto, including the above mentioned structures, has been set forth in the internal policies such as our Group Management Administration Regulations, Basic Policy for Comprehensive Risk Management, Basic Policy of Compliance, and Basic Policy on Internal Audit.

Structure to ensure the efficient execution of duties of the directors of Mizuho Financial Group’s subsidiaries and other persons equivalent thereto
∎ Development and presentation of management policies and other directives

Pursuant to the Group Management Administration Regulations, Mizuho Financial Group develops basic policies and other such internal policies on matters concerning the development of management policy and business strategy, and presents them to the core group companies.

A structure to ensure the efficient execution of duties of the directors of Mizuho Financial Group’s subsidiaries and other persons equivalent thereto, including the above mentioned structures, has been set forth in internal policies including our Group Management Administration Regulations and Organization Regulations.

(5) Execution of duties by the Audit Committee

Matters concerning employees designated as assistants for the Audit Committee’s duties

∎ Establishment of the Audit Committee Office

Mizuho Financial Group designates the Audit Committee Office as the office in charge of matters concerning assistance in the performance of the Audit Committee’s duties and matters concerning the secretariat for the Audit Committee, and the General Manager of the Audit Committee Office manages the office’s business under the instructions of members of the Audit Committee.

The above stipulations have been set forth in internal policies such as our Regulations of the Audit Committee and Organization Regulations.

Matters concerning measures for ensuring that employees assisting the Audit Committee’s duties remain independent from Executive Officers as defined in the Companies Act and the effectiveness of the instructions to such employees

∎ Prior consent of the Audit Committee

Prior consent of the Audit Committee shall be obtained with respect to the establishment of the budget of the Audit Committee Office in charge of matters concerning assistance in the performance of the Audit Committee’s duties, reorganization thereof, and personnel changes or other such matters concerning employees assigned thereto.

∎ Ensuring sufficiency and independence of structure

The Audit Committee, from the perspective of ensuring the effectiveness of audits, takes into consideration whether the sufficiency of the structure of assistant employees and other persons equivalent thereto, and the independence of assistant employees and other persons equivalent thereto, from Executive Officers as defined in the Companies Act or other persons performing an executive role, are ensured.

The above stipulations have been set forth in internal policies such as our Regulations of the Audit Committee and Auditing Standards of the Audit Committee.

The structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act, and employees of Mizuho Financial Group report to the Audit Committee

∎ Attendance at meetings of the Audit Committee by Directors, Executive Officers as defined in the Companies Act, and employees of Mizuho Financial Group

The Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act, and employees of Mizuho Financial Group attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, Executive Officers as defined in the Companies Act, and employees of Mizuho Financial Group shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.

The Audit Committee receives reports from internal organizations such as the Compliance Group, the Risk Management Group, the Strategic Planning Group, and the Financial Control & Accounting Group on matters concerning the internal control system, and, whenever necessary, requests investigation of relevant matters.

∎ Coordination with the Internal Audit Group

The Audit Committee coordinates with the Internal Audit Group regularly and flexibly; for example, the Audit Committee receives reports on topics including auditing plans and audit results from the Internal Audit Group, and, whenever necessary, requests investigation of relevant matters or gives specific instructions to the Internal Audit Group, and the Internal Audit Group conducts such investigations and takes such specific instructions.

A structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act, and employees of Mizuho Financial Group report to the Audit Committee, including the above mentioned matters, has been set forth in internal policies such as our Corporate Governance Guidelines, Regulations of the Audit Committee, Auditing Standards of the Audit Committee, and Regulations of the Internal Audit Committee.

The structure under which directors, corporate auditors, or other persons equivalent thereto, and employees of Mizuho Financial Group’s subsidiaries or persons who receive reports from such persons report to the Audit Committee

∎ Attendance at meetings of the Audit Committee by directors, corporate auditors, executive officers, employees of subsidiaries, etc.

The Audit Committee may, whenever necessary, have directors, corporate auditors, or other persons equivalent thereto, and employees of Mizuho Financial Group’s subsidiaries and affiliates attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, corporate auditors, or other persons equivalent thereto, and employees of Mizuho Financial Group’s subsidiaries and affiliates shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.

∎ Reports of the status of management of subsidiaries and affiliates

The Audit Committee and members of the Audit Committee receive reports or explanations concerning the status of management of subsidiaries and affiliates from Executive Officers as defined in the Companies Act and employees, and inspect relevant documents. The Audit Committee and members of the Audit Committee shall, whenever necessary in order to audit the circumstances regarding the execution of duties by Directors and Executive Officers as defined in the Companies Act, request subsidiaries and affiliates to provide reports regarding their businesses or investigate the status of their operations and properties.

A structure under which directors, corporate auditors, or other persons equivalent thereto, and employees of Mizuho Financial Group’s subsidiaries or persons who receive reports from such persons report to the Audit Committee of Mizuho Financial Group, including the above mentioned matters, has been set forth in internal policies such as our Corporate Governance Guidelines, Regulations of the Audit Committee, and Auditing Standards of the Audit Committee.

The structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such a report

∎ Prohibition of disadvantageous treatment

Mizuho Financial Group maintains a compliance hotline where employees and other individuals may file a report when they find any problems concerning compliance, such as a violation of laws or a violation of office regulations. The compliance hotline is implemented through policies such as, with respect to informing or reporting the relevant matters to ensure confidentiality; not to disclose the personal information of those who report to any third party without their consent; to give consideration not to identify those who report as part of a factual investigation; and not to disadvantageously treat those who report, for example disadvantageous treatment in job assignment or any other personnel matters or any other aspects due to such a report.

Persons who report to the Audit Committee shall not be treated disadvantageously due to such a report.

A structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such a report, including the above mentioned matters, has been set forth in internal policies such as our Basic Policy of Compliance.

Matters concerning policies for the procedures for prepayment or reimbursement of the expenses incurred for the execution of duties by members of the Audit Committee (limited to the execution of duties for the Audit Committee) or treatment of other expenses or liabilities incurred for the execution of such duties

∎ Burden of Expenses

The Audit Committee or members appointed by the Audit Committee, whenever necessary, may utilize attorneys-at-law, certified public accountants or other experts, and are authorized to pay such expenses and request Mizuho Financial Group to reimburse such expenses deemed necessary for the execution of duties. Mizuho Financial Group shall bear such expenses.

The above mentioned matters have been set forth in internal policies such as our Regulations of the Audit Committee and Auditing Standards of the Audit Committee.
Other structures to ensure the effectiveness of audits by the Audit Committee
∎ Appointment of members of the Audit Committee

Given that, as a financial institution, it is essential for Mizuho Financial Group to ensure the effectiveness of the activities of the Audit Committee and that it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee and to have sufficient coordination with internal control departments, Mizuho Financial Group in principle appoints one or two Non-Executive Directors who are internal directors as full-time members of the Audit Committee.

∎ Coordination with the Internal Audit Group and other organizations

The Audit Committee executes its duties through effective coordination with the Internal Audit Group, based on the establishment and management of internal control systems at Mizuho Financial Group and its subsidiaries.

∎ Attendance of Independent Auditors, outside experts, etc., at the Audit Committee

The Audit Committee may, whenever necessary, have Independent Auditors, outside experts, etc., attend meetings of the Audit Committee and request reports and opinions by those people. Independent Auditors shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.

∎ Coordination with Corporate Auditors of subsidiaries and affiliates as well as Independent Auditors

The Audit Committee and members of the Audit Committee maintain close coordination with Independent Auditors in order to implement effective auditing, and whenever necessary, maintain close coordination with the Corporate Auditors of subsidiaries and affiliates.

Other structures to ensure the effectiveness of audits by the Audit Committee, including the above mentioned structures, have been set forth in internal policies such as our Corporate Governance Guidelines, Regulations of the Audit Committee, and Auditing Standards of the Audit Committee.

Summary of the operational status of our Structure for Ensuring Appropriate Conduct of Operations (Internal Control System)

(1) Risk management structure

•

Mizuho Financial Group ensures the soundness of its capital by allocating risk capital to its subsidiaries and affiliates to control risk within the limits set for each company. In addition, Mizuho Financial Group regularly monitors the manner in which risk capital is used and reports to the Board of Directors and other governance bodies.

•

Business Policy Committees, such as the Risk Management Committee, comprehensibly coordinate and conduct discussions, and report to the Board of Directors and other governance bodies periodically and as necessary.

•

A Crisis Management Office has been established within the Strategic Planning Group as a section specializing in the supervision of business continuity management. In addition, for the purposes of uniform maintenance and improvement of the group’s business continuity management system, the group’s development policies and plan are formulated each fiscal year taking into account the social environment, changes in risk, and other factors. The Executive Management Committee periodically follows up on the progress of the development plan and reports to the Board of Directors and other governance bodies. In addition, the group continuously implements joint training, drills, etc. and through such training and drills, works to improve the effectiveness of the business continuity management system of the entire group.

•

Moreover, in consideration of its vital role within the social infrastructure as a financial institution, Mizuho Financial Group has clarified that the Data Management Department, which is under the co-jurisdiction of the IT & Systems Group and the Strategic Planning Group, is responsible for planning and promotion regarding cybersecurity risk management, which has increasingly been gaining importance.

•

In conjunction with the introduction of the in-house company system, Mizuho Financial Group has strengthened autonomous control, which is one of the “three lines of defense,” and has established and operated a structure in which risk monitoring and compliance associated with business operations is managed and integrated with its businesses by each in-house company, unit, etc.

•

Mizuho Financial Group centrally oversees and manages the status of risk and business continuity management of the core group companies by receiving reports on this status and other matters from the core group companies and informing the Board of Directors, the Audit Committee, and other governance bodies of such reports. The risk and business continuity management of subsidiaries and affiliates other than the core group companies, is managed through the core group companies.

(2) Compliance structure

•

Every year, Mizuho Financial Group develops and implements compliance programs, including various arrangements, training and checks, etc., related to compliance for the implementation of specific plans for complete compliance and additionally, manages the progress of and makes necessary amendments to such plans.

•

Mizuho Financial Group’s preventative measures concerning organized crime are conducted as part of our compliance structure. We are dedicated to preventing transactions with individuals or organizations associated with organized crime as an important group policy of when designing and implementing the specific plans for complete compliance mentioned above.

•

The Compliance Committee and other internal organizations discuss and coordinate issues concerning compliance, including compliance programs, and report to the Board of Directors and other governance bodies periodically and as necessary.

•

Mizuho Financial Group centrally oversees and manages the compliance status of the core group companies by receiving reports on the status of compliance management and other matters from the core group companies and informing the Board of Directors, the Audit Committee, etc., of such reports. The compliance status of subsidiaries and affiliates other than the core group companies, is managed through the core group companies.

(3) Execution of duties by Executive Officers as defined in the Companies Act

•

Mizuho Financial Group carries out the safekeeping and management of material documents, such as the minutes of the Executive Management Committee meetings and other various committee meetings and materials related thereto, as well as applications for approval and reports, pursuant to certain rules. Mizuho Financial Group establishes and follows up on specific plans for information management, including training and checks, and reports to the Board of Directors and other governance bodies with respect to the status of information management and other such matters.

•

Mizuho Financial Group has adopted a Company with Three Committees structure for the purpose of securing the effectiveness of corporate governance and supervision of the management, and enabling the management to make swift and flexible decisions and to realize expeditious corporate management by the Board of Directors’ delegating decisions on business execution.

•

The in-house company system, which is a management structure based on customer segments that enables us to effectively conduct banking, trust banking, securities, asset management, think tank, and other group functions was introduced. Furthermore, Mizuho Financial Group has decided to establish new positions such as a deputy head at each in-house company who assists the head of the in-house company in order to further strengthen the operational structure of the in-house company system.

•

With the aim of balancing our risk-return through the integrated group-wide operation of business strategies, financial strategies, and risk controls, we introduced a risk appetite framework, under which, the group determines business strategies and measures as well as resource allocation and earnings plans based on Mizuho’s risk appetite that is defined as the level and type of risk management the group is willing to assume in order to realize our business and financial strategies, and we monitor the operation status of this framework.

•

Mizuho Financial Group has determined the matters to be resolved by or reported to the Board of Directors, assignment of each organization, decision-making authority, etc. In addition, the Executive Management Committee and the Business Policy Committees were established and thus, Mizuho Financial Group ensures that Executive Officers as defined in the Companies Act execute their duties efficiently on a company-wide basis.

(4) Group management administration structure

•

The tenets of Mizuho’s Corporate Identity are shared throughout the group, and integrated group management is ensured by the direct administration of the core group companies by Mizuho Financial Group and of subsidiaries and affiliates other than the core group companies by the core group companies.

•

Pursuant to the Group Management Administration Regulations, Mizuho Financial Group received applications for approval from the core group companies on material matters concerning the entire group and received reports on matters equivalent thereto.

•

With respect to risk management, compliance management, and internal audit, Mizuho Financial Group received reports periodically and as necessary, and reported such reports to the Board of Directors and other governance bodies. Mizuho Financial Group also gave appropriate instructions with respect to the risk management, compliance management, and internal audit.

•	Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities adopted a Company with Audit and Supervisory Committees structure to establish a strong group governance structure.

(5) Execution of duties by Audit Committee

•

The Audit Committee consists of two Internal Non-Executive Directors and three Outside Directors, and the two Internal Non-Executive Directors are appointed as full-time members of the Audit Committee. The full-time members of the Audit Committee strive to ensure the effectiveness of the Audit Committee’s activities by attendance at important meetings, inspection of relevant documents, and collection of reports from Directors, Executive Officers as defined in the Companies Act and employees of Mizuho Financial Group as well as directors, corporate auditors, or other persons equivalent thereto and employees of Mizuho Financial Group’s subsidiaries and affiliates.

•

The Audit Committee periodically receives reports from Executive Officers as defined in the Companies Act and other individuals on, among other things, the status of the execution of duties, including administration of group companies, and takes the opportunity to exchange opinions and information, mainly from an internal control perspective. The Audit Committee, after confirming the effectiveness of the internal control system, consented to the submission of a proposal to the Board of Directors concerning annual modification of the internal control system.

•

Above all, with respect to internal audits, the Audit Committee has the Head of the Internal Audit Group periodically attend the meetings of the Audit Committee to receive reports on, among other things, the status of internal audits, including those of group companies, and give specific instructions whenever necessary. Further, the committee approves the basic internal auditing plan. In addition, in order to build a stronger relationship with the Internal Audit Group in an effort to improve the effectiveness of internal audits, the committee has amended the relevant regulations to add, to the matters that require the consent of the Audit Committee, the budget of the Internal Audit Group and the appointment of the General Manager of the Internal Audit Department, as well as further clarify the committee’s relationship with the Internal Audit Group regarding instructions and reports so as to reflect the actual situation.

•

Furthermore, in order to seek close coordination with the audit and supervisory committee members and the corporate auditors of subsidiaries and affiliates, the Audit Committee and members of the Audit Committee periodically and as necessary take the opportunity to exchange opinions and information.

•

The Audit Committee has Independent Auditors periodically attend the meetings of the Audit Committee to receive reports on auditing plans, the status of audits, audit results, etc., and to discuss risk assessments and other topics.

•

Through in-house training and by distributing information on the intranet, Mizuho Financial Group ensures that all members of the organization are well informed that those who identify any problems concerning compliance and contact the compliance hotline or report to the full-time members of the Audit Committee, shall not be treated disadvantageously due to any such contact or report.

•

Mizuho Financial Group has established the Audit Committee Office as a division responsible for assisting in the duties of the Audit Committee and has assigned thereto employees who are not subject to the chain of command structure of Executive Officers as defined in the Companies Act. In order to ensure the independence of the employees assigned to the Audit Committee Office from Executive Officers as defined in the Companies Act, the prior consent of the Audit Committee is obtained with respect to personnel changes relating to employees assigned to and the budget of the Audit Committee Office and other roles.

8. Matters regarding specified wholly-owned subsidiary

(1) Name and address of specified wholly-owned subsidiary

Mizuho Bank, Ltd.

5-5, Otemachi 1-chome, Chiyoda–ku, Tokyo

(2)	Total book value of stock of specified wholly-owned subsidiary held by Mizuho Financial Group and its wholly-owned subsidiary, etc. as of March 31, 2019

5,015,233 million yen

(3) Total amount of assets recognized in the balance sheet of Mizuho Financial Group for this fiscal year

11,637,116 million yen

9. Other

Policy for exercise of the authority given to the Board of Directors pursuant to the provision of the Articles of Incorporation subject to the provisions of Article 459, Paragraph 1 of the Companies Act (policy for making decisions regarding dividends from surplus)

In its Articles of Incorporation, Mizuho Financial Group provides that it shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Companies Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

Mizuho Financial Group has been implementing disciplined capital management by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders. As for the steady returns to shareholders, Mizuho Financial Group accomplished a steady dividend payout by setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration by fiscal year 2018. The Board of Directors has considered thoroughly based on the new business plan formulated for the five years starting from fiscal year 2019, and consequently Mizuho Financial Group set a new policy to return profits to shareholders through which we are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage. Mizuho Financial Group will continue to endeavor to realize steady returns to shareholders. Mizuho Financial Group will comprehensively consider the business environment such as the group’s business results, profit base, status of capital adequacy, and domestic and international regulatory trends such as the Basel framework in determining the returns to shareholders for each term.

Other matters to consider

There are no matters to report that apply to the following sections: “Other important matters regarding the current state of the group,” “Opinion of the outside directors,” “Liability limitation agreements with independent auditors,” “Basic policy on the conduct of parties in control of financial and business policy decisions of the company,” “Matters concerning transactions with the parent company” and “Matters concerning accounting advisors (‘kaikei sanyo’).”

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2019

Millions of yen
As of March 31, 2019
Assets
Cash and Due from Banks	¥45,108,602
Call Loans and Bills Purchased	648,254
Receivables under Resale Agreements	12,997,628
Guarantee Deposits Paid under Securities Borrowing Transactions	2,578,133
Other Debt Purchased	2,828,959
Trading Assets	12,043,608
Money Held in Trust	351,889
Securities	29,774,489
Loans and Bills Discounted	78,456,935
Foreign Exchange Assets	1,993,668
Derivatives other than for Trading Assets	1,328,227
Other Assets	4,229,589
Tangible Fixed Assets	1,037,006
Buildings	287,634
Land	614,851
Lease Assets	22,557
Construction in Progress	36,300
Other Tangible Fixed Assets	75,661
Intangible Fixed Assets	620,231
Software	161,364
Goodwill	65,495
Lease Assets	5,839
Other Intangible Fixed Assets	387,532
Net Defined Benefit Asset	982,804
Deferred Tax Assets	37,960
Customers’ Liabilities for Acceptances and Guarantees	6,062,053
Reserves for Possible Losses on Loans	(287,815)

Total Assets	¥200,792,226

Liabilities
Deposits	¥124,311,025
Negotiable Certificates of Deposit	13,338,571
Call Money and Bills Sold	2,841,931
Payables under Repurchase Agreements	14,640,439
Guarantee Deposits Received under Securities Lending Transactions	1,484,584
Commercial Paper	941,181
Trading Liabilities	8,325,520
Borrowed Money	3,061,504
Foreign Exchange Liabilities	669,578
Short-term Bonds	355,539
Bonds and Notes	8,351,071
Due to Trust Accounts	1,102,073
Derivatives other than for Trading Liabilities	1,165,602
Other Liabilities	4,512,325
Reserve for Bonus Payments	68,117
Reserve for Variable Compensation	2,867
Net Defined Benefit Liability	60,873
Reserve for Director and Corporate Auditor Retirement Benefits	1,389
Reserve for Possible Losses on Sales of Loans	630
Reserve for Contingencies	4,910
Reserve for Reimbursement of Deposits	19,068
Reserve for Reimbursement of Debentures	25,566
Reserves under Special Laws	2,473
Deferred Tax Liabilities	185,974
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315
Acceptances and Guarantees	6,062,053

Total Liabilities	191,598,188

Net Assets
Common Stock	2,256,767
Capital Surplus	1,138,449
Retained Earnings	3,915,521
Treasury Stock	(7,703)

Total Shareholders’ Equity	7,303,034

Net Unrealized Gains (Losses) on Other Securities	1,186,401
Deferred Gains or Losses on Hedges	(22,282)
Revaluation Reserve for Land	137,772
Foreign Currency Translation Adjustments	(111,057)
Remeasurements of Defined Benefit Plans	254,936

Total Accumulated Other Comprehensive Income	1,445,770

Stock Acquisition Rights	707
Non-controlling Interests	444,525

Total Net Assets	9,194,038

Total Liabilities and Net Assets	¥200,792,226

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2019

Millions of yen
For the fiscal year ended March 31, 2019
Ordinary Income	¥3,925,649
Interest Income	2,056,327
Interest on Loans and Bills Discounted	1,253,970
Interest and Dividends on Securities	302,768
Interest on Call Loans and Bills Purchased	5,510
Interest on Receivables under Resale Agreements	229,637
Interest on Securities Borrowing Transactions	25,081
Interest on Due from Banks	123,545
Other Interest Income	115,813
Fiduciary Income	55,153
Fee and Commission Income	765,977
Trading Income	299,355
Other Operating Income	312,815
Other Ordinary Income	436,019
Gains on Reversal of Reserves for Possible Losses on Loans	4,357
Recovery of Written-off Claims	10,395
Other	421,266
Ordinary Expenses	3,311,531
Interest Expenses	1,293,846
Interest on Deposits	480,593
Interest on Negotiable Certificates of Deposit	129,752
Interest on Call Money and Bills Sold	11,030
Interest on Payables under Repurchase Agreements	374,524
Interest on Securities Lending Transactions	7,292
Interest on Commercial Paper	19,304
Interest on Borrowed Money	35,522
Interest on Short-term Bonds	28
Interest on Bonds and Notes	172,811
Other Interest Expenses	62,986
Fee and Commission Expenses	155,550
Trading Expenses	1,987
Other Operating Expenses	225,509
General and Administrative Expenses	1,430,850
Other Ordinary Expenses	203,788

Ordinary Profits	614,118

Extraordinary Gains	11,280
Gains on Disposition of Fixed Assets	3,438
Other Extraordinary Gains	7,841
Extraordinary Losses	509,138
Losses on Disposition of Fixed Assets	5,414
Losses on Impairment of Fixed Assets	503,612
Other Extraordinary Losses	112

Income before Income Taxes	116,259

Income Taxes:
Current	161,376
Deferred	(163,879)

Total Income Taxes	(2,502)

Profit	118,762

Profit Attributable to Non-controlling Interests	22,196

Profit Attributable to Owners of Parent	¥96,566

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2019

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309
Changes during the period
Issuance of New Shares	218	218			437
Cash Dividends			(190,384)		(190,384)
Profit Attributable to Owners of Parent			96,566		96,566
Repurchase of Treasury Stock				(3,001)	(3,001)
Disposition of Treasury Stock		(23)		1,295	1,271
Transfer from Revaluation Reserve for Land			6,504		6,504
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		3,331			3,331
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	218	3,526	(87,313)	(1,706)	(85,274)

Balance as of the end of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246
Changes during the period
Issuance of New Shares									437
Cash Dividends									(190,384)
Profit Attributable to Owners of Parent									96,566
Repurchase of Treasury Stock									(3,001)
Disposition of Treasury Stock									1,271
Transfer from Revaluation Reserve for Land									6,504
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									3,331
Net Changes in Items other than Shareholders’ Equity	(205,990)	45,295	(6,504)	(25,963)	(38,600)	(231,763)	(456)	(309,713)	(541,934)

Total Changes during the period	(205,990)	45,295	(6,504)	(25,963)	(38,600)	(231,763)	(456)	(309,713)	(627,208)

Balance as of the end of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2019

Millions of yen
As of March 31, 2019
Assets
Current Assets
Cash and Due from Banks	¥100,367
Prepaid Expenses	3,250
Other Current Assets	73,030
Total Current Assets	176,648
Fixed Assets
Tangible Fixed Assets	222,738
Buildings	4,348
Equipment	321
Land	199,525
Construction in Progress	18,541
Intangible Fixed Assets	11,072
Trademarks	0
Software	9,243
Other Intangible Fixed Assets	1,828
Investments	11,226,656
Investment Securities	2
Investments in Subsidiaries and Affiliates	6,074,549
Long-term Loans to Subsidiaries and Affiliates	5,110,247
Long-term Prepaid Expenses	128
Prepaid Pension Cost	17,053
Deferred Tax Assets	4,496
Other Investments	20,178
Total Fixed Assets	11,460,467

Total Assets	¥11,637,116

Liabilities
Current Liabilities
Short-term Borrowings	¥945,505
Accounts Payable	2,197
Accrued Expenses	24,709
Accrued Corporate Taxes	7,047
Deposits Received	2,398
Unearned Income	5
Reserve for Bonus Payments	390
Reserve for Variable Compensation	371
Total Current Liabilities	982,626
Non-Current Liabilities
Bonds and Notes	5,000,247
Long-term Borrowings	110,000
Reserve for Employee Retirement Benefits	6,422
Other Non-Current Liabilities	19,099
Total Non-Current Liabilities	5,135,769

Total Liabilities	¥6,118,395

Net Assets
Shareholders’ Equity
Common Stock	¥2,256,767
Capital Surplus
Capital Reserve	1,196,659
Other Capital Surplus	13
Total Capital Surplus	1,196,673
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	2,066,399
Retained Earnings Brought Forward	2,066,399
Total Retained Earnings	2,070,749
Treasury Stock	(6,176)

Total Shareholders’ Equity	5,518,013

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(0)

Total Valuation and Translation Adjustments	(0)

Stock Acquisition Rights	707

Total Net Assets	5,518,720

Total Liabilities and Net Assets	¥11,637,116

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2019

Millions of yen
For the fiscal year ended March 31, 2019
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥291,116
Fee and Commission Income Received from Subsidiaries and Affiliates	40,198
Total Operating Income	331,315
Operating Expenses
General and Administrative Expenses	40,679
Total Operating Expenses	40,679

Operating Profits	290,635

Non-Operating Income
Interest on Deposits and Cash Dividends	4,256
Interest on Loans	106,919
Other Non-Operating Income	665
Total Non-Operating Income	111,841
Non-Operating Expenses
Interest Expenses	2,967
Interest on Bonds	102,209
Bond Issuance Expenses	5,684
Other Non-Operating Expenses	5,386
Total Non-Operating Expenses	116,247

Ordinary Profits	286,229

Extraordinary Gains
Gains on Sales of Investment Securities	84,819
Gains on Disposition of Investments in Subsidiaries	83
Total Extraordinary Gains	84,902

Extraordinary Losses
Other Extraordinary Losses	53
Total Extraordinary Losses	53

Income before Income Taxes	371,078

Income Taxes:
Current	22,606
Deferred	(6,104)
Total Income Taxes	16,502

Net Income	¥354,576

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2019

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,256,548	1,196,440	37	1,196,478	4,350	1,902,207	1,906,557	(5,050)	5,354,533
Changes during the period
Issuance of New Shares	218	218		218					437
Cash Dividends						(190,384)	(190,384)		(190,384)
Net Income						354,576	354,576		354,576
Repurchase of Treasury Stock								(2,124)	(2,124)
Disposition of Treasury Stock			(23)	(23)				998	974
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	218	218	(23)	195	—	164,191	164,191	(1,125)	163,480

Balance as of the end of the period	2,256,767	1,196,659	13	1,196,673	4,350	2,066,399	2,070,749	(6,176)	5,518,013

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	85,645	1,163	5,441,343
Changes during the period
Issuance of New Shares			437
Cash Dividends			(190,384)
Net Income			354,576
Repurchase of Treasury Stock			(2,124)
Disposition of Treasury Stock			974
Net Changes in Items other than Shareholders’ Equity	(85,646)	(456)	(86,103)

Total Changes during the period	(85,646)	(456)	77,377

Balance as of the end of the period	(0)	707	5,518,720

[Translation]

Independent Auditor’s Report

May 13, 2019

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Ryuji Takagi Certified Public Accountant Designated and Engagement Partner

Hiroshi Nishida Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Mitsuhiro Nagao Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2018 through March 31, 2019.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. The purpose of an audit of the consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2019 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Independent Auditor’s Report

May 13, 2019

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Ryuji Takagi Certified Public Accountant Designated and Engagement Partner

Hiroshi Nishida Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Mitsuhiro Nagao Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 17th fiscal year from April 1, 2018 through March 31, 2019.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the related supplementary schedules, whether due to fraud or error. The purpose of an audit of the non-consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 17th fiscal year ended March 31, 2019 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of Mizuho Financial Group’s directors and executive officers as defined in the Companies Act during the 17th fiscal year since founding (from April 1, 2018 to March 31, 2019) and hereby reports the auditing method and the results thereof as follows:

1.	Auditing method and details thereof

The Audit Committee received from the directors and the executive officers as defined in the Companies Act, employees, and other related persons, reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed our opinions. In addition, in accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings; received from the directors, the executive officers as defined in the Companies Act, and other related persons, reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports; inspected important authorized documents and associated information; and examined the business and financial position of the Mizuho Financial Group. As for Mizuho Financial Group’s subsidiaries, the Audit Committee has shared information with the directors and corporate auditors and other related persons of these subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors regarding the structure for ensuring appropriate execution of the duties of the independent auditors (as enumerated in each item of Article 131 of the Company Calculation Regulations). When necessary, the Audit Committee requested explanations on such notifications. Based on the foregoing method, the Audit Committee reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and notes to consolidated financial statements) and the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets, and notes to non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit results

(1)	Audit results on the Business Report

A.

In our opinion, the Business Report and the supplementary schedules fairly represent Mizuho Financial Group’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of Mizuho Financial Group.

B.

With regard to the execution of duties by the directors and the executive officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of Mizuho Financial Group in the course of the execution of duties of the directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the directors and the executive officers as defined in the Companies Act.

(2)	Results of audit of the consolidated financial statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of audit of the non-consolidated financial statements and supplementary schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 13, 2019

Audit Committee, Mizuho Financial Group, Inc.

Tetsuo Seki, Member of the Audit Committee
Tatsuo Kainaka, Member of the Audit Committee
Hirotake Abe, Member of the Audit Committee
Ryusuke Aya, Member of the Audit Committee
Nobukatsu Funaki, Member of the Audit Committee

Note: Messrs. Tetsuo Seki, Tatsuo Kainaka, and Hirotake Abe, the members of the Audit Committee, are “outside directors” as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

Policy regarding Mizuho Financial Group’s cross-shareholdings of other listed companies

Policy regarding Mizuho Financial Group’s cross-shareholdings of other listed companies

•

As a basic policy, unless we consider these holdings to be meaningful, Mizuho Financial Group and the Three Core Companies will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding Japan’s Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk.

•

We consider cross-shareholdings to be meaningful if they contribute to the maintenance and improvement of the corporate value of issuers and the Mizuho group based on their growth potential, outlook or revitalization perspectives or as a result of studies on present and future economic feasibility and profitability.

•

We will regularly and continually examine whether shares held as cross-shareholdings are meaningful, and we will dispose of holdings determined to be deficient in meaning with due regard to the impact on the market and other matters. Through dialogue with the issuing companies, we will also reduce even those holdings we consider to be meaningful.

Standards regarding the exercise of voting rights associated with cross-shareholdings

•

Mizuho Financial Group and the Three Core Companies will exercise voting rights after comprehensive consideration of whether an issuing company has established effective corporate governance and is making appropriate decisions to improve its corporate value over the medium to long term. We will also consider any impact to our own corporate value.

Further, if we are unable to agree on proposals made by issuing companies, we may consider disposing of our share holdings.

•

We will consider specific proposals through dialogue with the issuing companies and studies conducted by our own specialized departments. In particular, when proposals such as those listed below could affect corporate value or shareholder interests, we will decide on the exercise of voting rights after comprehensive consideration of the purposes of the proposals and the issuing company’s approach to improving corporate value.

•   Proposals to re-elect directors and auditors, grant retirement benefits, pay bonuses and increase compensation amounts when an issuing company has posted a loss or paid no dividends for a certain period of time, or a corporate scandal has occurred.

•   Proposals to re-elect representative directors when profit on capital is going through a long-term slump or there are less than two independent outside directors after convening a general meeting of shareholders.

•   Proposals to appropriate retained earnings when there are ongoing low dividend distributions or when such proposals, if resolved, may adversely affect financial soundness.

•   Proposals to adopt or continue anti-takeover measures.

•   Proposals for reorganization such as through a merger.

•   Proposals for capital strategies, including issuing new shares.

•   Proposals to grant stock options to dilute overall shares.

•   Proposals to change Articles of Incorporation that may impact shareholder value.

•   Proposals based on shareholder proposals.

“Three Core Companies” refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Process for assessing whether cross-shareholding is meaningful

Taking into account our Policy Regarding Mizuho Financial Group’s Cross-shareholdings of Other Listed Companies, we assess whether cross-shareholding is meaningful using the process outlined below.

Initiatives for reduction of cross-shareholdings of other listed companies